FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2006

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporation
QUARTERLY FINANCIAL INFORMATION (ITR)	Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2006

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN APPRECIATION ON THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 – IDENTIFICATION

1 – CVM CODE 01482-6	2 – COMPANY NAME COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	3 - Brazilian Revenue Service Registry of Legal Entities – CNPJ 47.508.411/0001-56
4 – Registration Number – NIRE 35900089901

01.02 - HEAD OFFICE

1 – FULL ADDRESS Avenida Brigadeiro Luís Antônio, 3142	2 - SUBURB OR DISTRICT Jardim Paulista
3 – ZIP CODE 01402-000	4 – MUNICIPALITY SÃO PAULO		5 – STATE SP
6 – AREA CODE 011	7 – TELEPHONE 3886-0533	8 – TELEPHONE -	9 – TELEPHONE -	10 – TELEX
11 – AREA CODE 011	12 – FAX 3884-7177	13 – FAX -	14 - FAX -
15 – E-MAIL cbd .ri@paodeacucar.com.br

01.03 – INVESTOR RELATIONS OFFICER (Company Mail Address)

1 – NAME Daniela Sabbag	2 - FULL ADDRESS Av. Brigadeiro Luís Antônio, 3142
3 – SUBURB OR DISTRICT Jardim Paulista	4 - ZIP CODE 01402-000		5 – MUNICIPALITY SÃO PAULO	6 – STATE SP
7 – AREA CODE 011	8 – TELEPHONE 3886-0421	9 – TELEPHONE -	10 - TELEPHONE -	11 – TELEX
12 - AREA CODE 011	13 – FAX 3884-2677	14 – FAX -	15 - FAX -
16 - E-MAIL cbd.ri@paodeacucar.com.br

01.04 – GENERAL INFORMATION / INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1-BEGINNING	2-END	3-QUARTER	4-BEGINNING	5-END	6-QUARTER	7-BEGINNING	8-END
1/1/2006	12/31/2006	3	7/1/2006	9/30/2006	2	4/1/2006	6/30/2006
9 – AUDITOR Ernst & Young Auditores Independentes S/S							10-CVM CODE 00471-5
11-NAME OF RESPONSIBLE PARTNER Sergio Citeroni						12-INDIVIDUAL TAXPAYERS' REGISTRATION - CPF 042.300.688-67

01.05 – CAPITAL COMPOSITION

Number of shares (THOUSAND)	Current Quarter 9/30/2006	Prior quarter 6/30/2006	Same quarter in prior year 9/30/2006
Subscribed Capital
1 – Common	49,839,926	49,839,926	49,839,926
2 – Preferred	63,931,453	63,931,453	63,682,313
3 – Total	113,771,379	113,771,379	113,522,239
Treasury Stock
4 – Common	0	0	0
5 – Preferred	0	0	0
6 – Total	0	0	0

01.06 – CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, industrial and others
2 - SITUATION Operating
3 - SHARE CONTROL NATURE Private national
4 - ACTIVITY CODE 1190 – Supermarkets
5 – MAIN ACTIVITY Retail Trade
6 - CONSOLIDATION TYPE Partial
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS

01.07 – COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – CNPJ	3 – NAME
01	06.048.737/0001-60	NOVA SAPER PARTICIPAÇÕES LTDA
02	04.565.015/0001-58	P.A PUBLICIDADE LTDA.

01.08 – DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 – EVENT	3 - DATE APPROVED	4 –YIELD	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 – YIELD PER SHARE

01.09 – SUBSCRIBED CAPITAL AND ALTERATIONS IN CURRENT YEAR

1 – ITEM	2 – CHANGE DATE	3 - CAPITAL (IN THOUSANDS OF REAIS)	4 - CHANGE AMOUNT (IN THOUSANDS OF REAIS)	5 - CHANGE NATURE	7 - NUMBER OF SHARES ISSUED (THOUSAND)	8 - SHARE PRICE ON ISSUE DATE (IN REAIS)
01	4/7/2006	3,687,360	7,120	Stock option subscription	101,400	0.0702200000
02	4/27/2006	3,954,537	267,177	Profit reserve	0	0.0000000000
03	6/9/2006	3,954,629	92	Stock option subscription	2,063	0.0442400000

01.10 – INVESTOR RELATIONS OFFICER

1 – DATE	2 – SIGNATURE

02.01 - Balance Sheet - Assets (Thousands of reais)

1 – CODE	2 – Description	3 – 9.30.2006	4 - 6.30.2006
1	Total assets	8,478,893	8,303,676
1.01	Current assets	2,358,927	2,290,488
1.01.01	Available funds	577,329	533,903
1.01.01.01	Cash and banks	65,226	43,393
1.01.01.02	Financial investments	512,103	490,510
1.01.02	Receivables	913,646	853,707
1.01.02.01	Trade accounts receivable	418,296	374,261
1.01.02.02	Advances to suppliers and employees	43,361	37,951
1.01.02.03	Taxes recoverable	361,447	332,186
1.01.02.04	Deferred income tax	47,365	77,728
1.01.02.05	Other receivables	43,177	31 ,581
1.01.03	Inventories	838,158	865,644
1.01.04	Other	29,794	37,234
1.01.04.01	Prepaid expenses	29,794	37,234
1.02	Non-current assets	1,099,659	1,102,984
1.02.01	Sundry receivables	461,780	406,493
1.02.01.01	Receivables securitization fund	157,804	150,348
1.02.01.02	Deferred income tax	97,796	35,096
1.02.01.03	Judicial deposits	195,083	203,910
1.02.01.04	Other trade accounts receivable	10,854	16,298
1.02.01.05	Prepaid expenses	243	841
1.02.02	Receivables from related companies	637,879	696,491
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiary companies	637,879	696,491
1.02.02.02.01	Relates parties checking account	637,879	696,491
1.02.02.03	Other related companies	0	0
1.02.03	Other	0	0
1.03	Permanent assets	5,020,307	4,910,204
1.03.01	Investments	1,256,713	1,256,095
1.03.01.01	Associated companies	0	0
1.03.01.02	Subsidiary companies	1,256,713	1,256,095
1.03.01.03	Other investments	0	0
1.03.02	Property, plant and equipment	3,380,617	3,249,854
1.03.03	Deferred charges	382,977	404,255

02.02 - Balance Sheet - Liabilities (Thousands of reais)

1 - CODE	2 – Description	3 – 9.30.2006	4 – 6.30.2006
2	Total liabilities and shareholders' equity	8,478,893	8,303,676
2.01	Current liabilities	2,025,201	1,868,367
2.01.01	Loans and financing	388,694	400,594
2.01.02	Debentures	1	15,066
2.01.03	Suppliers	1,100,402	988,972
2.01.04	Taxes, charges and contributions	71,643	70,132
2.01.04.01	Taxes on sales	1,226	759
2.01.04.02	Tax installments	49,350	47,931
2.01.04.03	Provision for income tax	21,067	21,442
2.01.05	Dividends payable	0	0
2.01.06	Provisions	51,834	53,237
2.01.06.01	Provision for net capital deficiency	51,834	53,237
2.01.07	Payables to related companies	0	5,093
2.01.07.01	Related parties checking account	0	5,093
2.01.08	Other liabilities	412,627	335,273
2.01.08.01	Salaries and related contributions	174,240	135,348
2.01.08.02	Public services	4,564	5,011
2.01.08.03	Rents	23,404	23,205
2.01.08.04	Advertising	4,930	5,600
2.01.08.05	Insurance	1,513	1,891
2.01.08.06	Purchase of assets	36,991	60,568
2.01.08.07	Other accounts payable	166,985	103,650
2.02	Long-term liabilities	2,136,305	2,074,553
2.02.01	Loans and financing	288,273	301,765
2.02.02	Debentures	401,490	401,490
2.02.03	Provisions	0	0
2.02.04	Payables to related companies	0	0
2.02.05	Other liabilities	1,446,542	1,371,298
2.02.05.01	Provision for contingencies	1,134,742	1,083,892
2.02.05.02	Tax installments	282,919	287,406
2.02.05.03	Other accounts payable	28,881	0
2.03	Deferred income	0	0
2.05	Shareholders' equity	4,317,387	4,360,756
2.05.01	Paid-up capital	3,954,629	3,954,629
2.05.02	Capital reserves	0	0
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Revenue reserves	362,758	406,127
2.05.04.01	Legal	118,797	118,797
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retention of profits	76,419	119,788
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other	167,542	167,542
2.05.04.07.01	Reserve for expansion	167,542	167,542
2.05.05	Retained earnings/accumulated deficit	0	0

03.01 - STATEMENT OF INCOME FOR THE QUARTER (Thousands of reais)

1 – CODE	2 – DESCRIPTION	3 – 7.1.2006 to 9.30.2006	4 – 1.1.2006 to 9.30.2006	5 – 7.1.2005 to 9.30.2005	6 – 1.1.2005 to 9.30.2005
3.01	Gross sales and/or services	2,843,612	8,500,082	2,686,891	8,142,277
3.02	Deductions	(463,827)	(1,412,453)	(470,608)	(1,433,035)
3.03	Net sales and/or services	2,379,785	7,087,629	2,216,283	6,709,242
3.04	Cost of sales and/or services rendered	(1,759,475)	(5,059,293)	(1,534,937)	(4,718,772)
3.05	Gross profit	620,310	2,028,336	681,346	1,990,470
3.06	Operating (expenses) income	(664,373)	(1,939,581)	(592,933)	(1,735,169)
3.06.01	Selling	(412,474)	(1,248,713)	(383,230)	(1,111,406)
3.06.02	General and administrative	(75,349)	(221,409)	(71,927)	(218,554)
3.06.03	Financial	(66,975)	(154,291)	(44,591)	(120,587)
3.06.03.01	Financial income	49,346	177,384	87,861	264,332
3.06.03.02	Financial expenses	(116,321)	(331,675)	(132,452)	(384,919)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	(115,288)	(321,205)	(107,996)	(312,215)
3.06.05.01	Other taxes and charges	(17,069)	(38,785)	(8,797)	(26,580)
3.06.05.02	Depreciation and amortization	(99,621)	(285,601)	(100,905)	(288,424)
3.06.05.03	Loss on investment in subsidiary company	1,402	3,181	1,706	2,789
3.06.06	Equity in the results of subsidiary and associated companies	5,713	6,037	14,811	27,593
3.07	Operating profit	(44,063)	88,755	88,413	255,301
3.08	Nonoperating results	(12,633)	(4,523)	1,752	4,423
3.08.01	Revenue	13,735	34,872	1,752	6,581
3.08.02	Expenses	(26,368)	(39,395)	0	(2,158)
3.09	Income before taxation and profit sharing	(56,696)	84,232	90,165	259,724
3.10	Provision for income tax and social contribution	(16,010)	(59,184)	(20,976)	(74,537)
3.11	Deferred income tax	32,337	41,755	3,613	13,015
3.12	Statutory profit sharing and contributions	(3,000)	(9,000)	(2,500)	(6,000)
3.12.01	Profit sharing	(3,000)	(9,000)	(2,500)	(6,000)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on shareholders' equity	0	0	0	0
3.15	Net income/loss for the period	(43,369)	57,803	70,302	192,202
	Number of shares, ex-treasury (in thousands)	113,771,379	113,771,379	113,522,239	113,522,239
	Earnings per share		0.00051	0.00062	0.00169
	Loss per share	(0.00038)

04.01 - Notes to the Quarterly Financial Information
(All amounts in thousands of reais, except when indicated)

1. Operations

Companhia Brasileira de Distribuição ("Company" or “CBD”) operates primarily as a retailer of food, clothing, home appliances and other products through its chain of hypermarkets, supermarkets, specialized and department stores principally under the trade names "Pão de Açúcar", "Extra", "ABC-Barateiro", "Comprebem", "Extra Eletro" and “Sendas”. At September 30, 2006, the Company had 534 stores in operation (536 stores at June 30, 2006), of which 379 are operated by the Parent Company, and the remaining by its subsidiaries, 6 of them being operated by the subsidiary Novasoc Comercial Ltda., ("Novasoc"), 46 by Sé Supermercados Ltda. ("Sé"), and 103 stores by Sendas Distribuidora S.A. ("Sendas Distribuidora").

a) Sendas Distribuidora

Sendas Distribuidora operations began on February 1, 2004 through the Investment and Partnership Agreement, entered into in December 2003 with Sendas S.A. ("Sendas"). This subsidiary concentrates retailing activities of the Company and of Sendas in the entire state of Rio de Janeiro. The Company is performing a restructuring process, in order to increasing profitability through efficiency gains. Several measures were taken already in the fourth quarter of 2005 to reduce operating and corporate expenses, as well as, a review of processes and systems. Decrease in operating expenses is a result of the review of processes that seek simplification and rationalization. Therefore, corporate expense decrease was based on scale gains supported by service centralization and sharing.

b) Partnership with Itaú

On July 27, 2004, a Memorandum of Understanding was signed between Banco Itaú Holding Financeira S.A. ("Itaú") and the Company with the objective of setting up Financeira Itaú CBD S.A. ("FIC"). FIC structures and trades financial products, services and related items to CBD customers and has effectively assumed the financing operations to the Company’s clients and its subsidiaries since the third quarter of 2005, on an exclusive basis (see Note 9 (e)). The Company has 50% shareholding of the FIC capital through its subsidiary Miravalles Empreendimentos e Participações S.A. ("Miravalles").

c) Casino joint venture agreement

On May 3, 2005, the Diniz Group and the Casino Group (headquartered in France) incorporated Vieri Participações S.A. (Vieri), which became the parent company of CBD, whose control is shared by both group of shareholders.

On June 22, 2005, the Groups entered into Shareholders’ Agreements of the Parent Company (Vieri) and CBD, which established that CBD controlling power is exclusively exercised by Vieri.

2. Basis of Preparation and Presentation of the Quarterly Information

The quarterly information is a responsibility of the Company’s management and was prepared in accordance with the accounting practices adopted in Brazil and with the procedures issued by the Brazilian Securities Commission (CVM) and by the Brazilian Institute of Accountants (IBRACON).

The quarterly information includes the following supplementary information that management considers significant to the market (See Note 22):

Attachment I – Statement of Cash Flows – prepared based on the indirect method, as from accounting records, in accordance with IBRACON standards.

Attachment II – Statement of Added Value – prepared in accordance with the Brazilian Accounting Standards, supplemented by CVM guidance and recommendations.

Significant accounting practices and consolidation criteria adopted by the Company are shown below:

a) Accounting estimates

Certain assets, liabilities, revenues and expenses are determined on the basis of estimates when preparing the quarterly information. Accordingly, the quarterly information of the Company and the consolidated quarterly information include various estimates, among which are those relating to calculation of allowance for doubtful accounts, depreciation and amortization, asset valuation allowance, realization of deferred taxes, contingencies and other estimates. Actual results may differ from those estimated.

b) Revenues and expenses

Sales are recognized as customers receive the goods. Financial income arising from credit sales is accrued over the credit term. Expenses and costs are recognized on the accruals basis. Volume bonuses and discounts received from suppliers in the form of product are recorded as zero-cost additions to inventories and the benefit recognized as the product is sold. Cost of sales includes warehousing and handling costs.

c) Accounts receivable

Accounts receivable are stated at estimated realizable values. An allowance for doubtful accounts is provided in an amount considered by Management to be sufficient to meet probable future losses related to uncollectible accounts.

Customer credit financing is generally for a term of up to 24 months. Interest is recorded and allocated as financial income during the financing period.

The Company securitizes its accounts receivable with a partially owned special purpose entity, the PAFIDC (Pão de Açúcar Fundo de Investimento em Direitos Creditórios) .

d) Inventories

Inventories are carried at the lower of cost or market value. The cost of inventories purchased directly by the stores is based on the last purchase price, which approximates the First In, First Out (FIFO) method. The cost of inventories purchased through the warehouse is recorded at average cost, including warehousing and handling costs.

e) Other current and noncurrent assets

Other assets and receivables are stated at cost, including, when applicable, contractual indexation accruals, net of allowances to reflect realizable amounts, if necessary.

f) Investments

Investments in subsidiaries are accounted for by the equity method, and provision for capital deficiency is recorded, when applicable. Other investments are recorded at acquisition cost.

g) Property and equipment

These assets are shown at acquisition or construction cost, monetarily restated until December 31, 1995, deducted from the related accumulated depreciation, calculated on a straight-line basis at the rates mentioned in Note 10, which take into account the economic useful lives of the assets or the leasing term, whichever is shorter.

As from 2005, the Company, following the NBC T 19.5 (Brazilian Accounting Standards) recommendations, started to account for the amortization of leasehold improvements based on the respective lease contract time limits.

Interest and financial charges on loans and financing obtained from third parties directly or indirectly attributable to the process of purchase, construction and operating expansion, are capitalized during the construction and refurbishment of the Company’s stores in conformity with CVM Deliberation 193. The capitalized interest and financial charges are appropriated to results over the depreciation periods of the corresponding assets.

Other expenditures for repairs and maintenance that do not significantly extend the useful lives of related asset are charged to expense as incurred. Expenditures that significantly extend the useful lives of existing facilities and equipment are capitalized.

h) Deferred charges

Deferred charges include goodwill paid on the acquisition of investments already added and pre-operating expenses. Goodwill is supported by reports issued by independent experts, based on the expectation of future profitability, and is amortized in accordance with estimated profitability of the acquired businesses over a maximum period of ten years.

Pre-operating expenses are amortized in accordance with the terms described in Note 11 (b).

i) Other current and noncurrent liabilities

These liabilities are stated at known or estimated amounts including, when applicable, accrued charges and interest or foreign exchange variations.

j) Derivative financial instruments

The Company uses derivative financial instruments to reduce its exposure to market risk resulting from fluctuations in interest and foreign currency exchange rates. In the case of asset instruments, these are accounted for at the lower of cost or market value, whichever is the shorter.

k) Income and social contribution taxes

Deferred income and social contribution taxes (subsidiaries) are calculated on tax losses, negative basis of social contribution and timely differences to taxable income. Management expects the realization of deferred tax credit assets over the next 10 years.

l) Provision for contingencies

Provision for contingencies is set up based on legal counsel opinions, in amounts considered sufficient to cover losses and risks considered probable.

As per CVM Deliberation 489/05, the Company adopted the concepts established in NPC 22 on Provisions, Liabilities, Gains and Losses on Contingencies when setting up provisions and disclosures on matters regarding litigation and contingencies as per Note 14.

m) Earnings per share

The calculation was made based on the number of outstanding shares at the balance sheet date as if net income of the period was fully distributed. Earnings may be distributed or used for capital increase purposes, consequently there is no guarantee that they will be paid as dividends.

n) Consolidated quarterly information

The consolidated quarterly information was prepared in conformity with the consolidation principles prescribed by the Brazilian Corporate Law and CVM Deliberation 247, and include the financial statements of the Company and its subsidiaries Novasoc, Sé, Sendas Distribuidora, PAFIDC, Versalhes Comércio de Produtos Eletrônicos Ltda. (“Versalhes”), Auto Posto Sigua Ltda. ("Sigua") and Auto Posto MFP Ltda. ("MFP").

Although the Company’s interest in Novasoc is represented by 10% of Novasoc’s quotas of interest, Novasoc is included in the consolidated financial statements as the Company effectively has control over a 99.98% beneficial interest in Novasoc. The other members have no effective veto or other participating or protective rights. Under the bylaws of Novasoc, the appropriation of its net income does not need to be proportional to the quotas of interest held in the company. At the shareholders’ meeting on December 29, 2000 it was agreed that the Company would participate in 99.98% of Novasoc’s results.

The subsidiary Sendas Distribuidora was fully consolidated, in accordance with the shareholders’ agreement, which establishes the operating and administrative management by the Company, in addition to its right to appoint and remove executive officers. At September 30, 2006, equity results consider a shareholding of 42.57% of total capital.

Under CVM Ruling 247/96, the financial information of the subsidiaries Nova Saper Participações Ltda. ("Nova Saper") and P.A. Publicidade Ltda. ("P.A. Publicidade") were not consolidated into the Company’s financial statements, since they do not represent any significant change to the consolidated economic unit.

The proportional investment of the Parent Company in the income of the investee, the balances payable and receivable, revenues and expenses and the unrealized profit originated in transactions between the consolidated companies were eliminated in the consolidated financial statements.

3. Marketable Securities

The marketable securities at September 30, 2006 and at June 30, 2006 earn interest mainly at the Interbank Deposit Certificate (CDI) rate.

4. Trade Accounts Receivable

a) Breakdown

	Parent Company			Consolidated

	9.30.2006	6.30.2006	9.30.2006	6.30.2006

Current
Resulting from sales through:
Credit card	97,291	96,118	129,234	133,266
Customer credit financing	131	448	146	508
Sales vouchers and others	20,017	9,533	27,302	15,952

Credit sales with post-dated checks	7,768	5,325	11,606	8,885
Accounts receivable- subsidiaries	96,049	94,664	-	-
Allowance for doubtful accounts	(7,601)	(4,862)	(8,414)	(5,696)
Resulting from Commercial Agreements	204,640	173,035	238,934	204,345

	418,296	374,261	398,808	357,260

Accounts receivable - Securization Fund	-	-	757,214	722,034

Allowance for doubtful accounts	-	-	-	(11)

	-	-	757,214	722,023

	418,296	374,261	1,156,022	1,079,283

Noncurrent
Resulting from sales through:
Trade accounts receivable and others	10,854	16,298	10,853	16,298
Trade accounts receivable - Paes Mendonça	-	-	320,481	309,842

	10,854	16,298	331,334	326,140

Customer credit financing accrues monthly pre-fixed interest from 2.99% to 6.99% per month (from 3.99% up to 4.49% per month at June 30, 2006), and with payment terms of up to 24 months. Credit card sales relate to sales settled by customers with third party credit cards and are normally receivable from the credit card companies in the same number of installments as the customer pays the credit card company, not to exceed 12 months. Sales settled with post-dated checks accrue interest of up to 6.99% per month (6.5% per month at June 30, 2006) for settlement in up to 60 days. Credit sales are recorded net of unearned interest income.

Since 2004, the Company has been transferring credit rights, represented by customer credit financing, credit sales with post-dated checks and credit card company receivables, to PAFIDC. At September 30, 2006, this amount totaled R$ 1,751,953 (R$ 1,789,527 at June 30, 2006), over which was withheld the portion related to services rendered and subordinated interests. For the quarter ended September 30, 2006, securitization costs of such receivables amounted to R$ 21,411 (R$ 28,336 at June 30, 2006), recognized as financial expenses. Services rendered, which are not remunerated, include the assistance by the Company’s collection department to the fund’s manager in the collection of past-due credits.

The outstanding balance of these receivables at September 30, 2006 was R$ 757,214 (R$ 722,023 at June 30, 2006), net of allowance for doubtful accounts.

Accounts receivable from subsidiaries (Novasoc, Sé, Sendas Distribuidora, Versalhes, Sigua and MFP) relate to sales of merchandise by the Company, to supply the subsidiaries’ stores. Sales of merchandise by the Company’s warehouses to subsidiaries were substantially carried out at cost.

b) Accounts receivable – Paes Mendonça

In May 1999, the Company leased 25 stores from Paes Mendonça S.A. ("Paes Mendonça"), a retail chain, through its subsidiary, Novasoc. At September 30, 2006, 16 stores were leased pursuant to this agreement and subsequent contract amendments. The operating lease annual rental payments amounted to R$ 2,235 in the quarter (R$ 2,276 at June 30, 2006), including an additional contingent rent based on 0.5% to 2.5% of store revenues.

Accounts receivable - Paes Mendonça - relate to payment of liabilities performed by the subsidiary Novasoc. Pursuant to contractual provisions, these accounts receivable are monetarily restated and guaranteed by Commercial Rights of certain stores currently operated by CBD. Maturity of accounts receivable is linked to lease agreements, mentioned in Note 9 (b) (i).

c) Accounts receivable under commercial agreements

Accounts receivable under commercial agreements result from current sales transactions carried out between the Company and its suppliers.

d) Allowance for doubtful accounts

The allowance for doubtful accounts is based on average actual losses in previous periods complemented by Management's estimates of probable future losses on outstanding receivables:

	Parent Company			Consolidated

	9.30.2006	6.30.2006	9.30.2006	6.30.2006

Resulting from:
Customer credit financing	(8)	(153)	(10)	(175)
Installment sales from post-dated checks	(68)	(130)	(77)	(161)
Corporate sales	(6,651)	(4,002)	(7,453)	(4,783)
Multicheck	(874)	(577)	(874)	(577)

	(7,601)	(4,862)	(8,414)	(5,696)

Accounts receivable - PAFIDC	-	-	-	(11)

	(7,601)	(4,862)	(8,414)	(5,707)

The basic policies for establishing this allowance are as follows:

  Customer credit financing - based on historical loss indices over the past 12 months; the receivables overdue for more than 180 days are included in the allowance.
  Installment sales from post-dated checks - based on the historical average indices of checks returned and recoveries over the past 12 months; bounced checks are fully included in the allowance and are written-off after all legal procedures have been exhausted.
  Corporate sales – are based on an individual analysis of significant cases.
  Credit card and sales vouchers - an allowance for doubtful accounts is not required as credit risks of such instruments are substantially assumed by third parties.

5. Inventories

	Parent Company			Consolidated

	9.30.2006	6.30.2006	9.30.2006	6.30.2006

Stores	514,938	518,215	715,127	721,347
Warehouses	323,220	347,429	382,020	408,184

	838,158	865,644	1,097,147	1,129,531

6. Recoverable Taxes

The balances of taxes recoverable at September 30, 2006 and June 30, 2006 refer basically to credits from IRRF (Withholding Income Tax), PIS (Employee´s Profit Participation Program), COFINS (Tax for Social Security Financing) and ICMS (State Value-Added Tax):

	Parent Company			Consolidated

	9.30.2006	6.30.2006	9.30.2006	6.30.2006

Income tax and tax on sales	360,613	331,232	487,554	460,021
Other	834	954	834	954

	361,447	332,186	488,388	460,975

7. Receivables Securitization Fund - PAFIDC

The Company subscribed R$ 100,000 in October 2003 and R$ 29,960 in July 2004, in subordinated quotas of Pão de Açúcar Fundo de Investimentos em Direitos Creditórios ("PAFIDC"), a special purpose entity operating a receivables securitization fund.

PAFIDC is a receivables securitization fund formed in compliance with CVM Rulings 356 and 393 for the purpose of acquiring the Company and its subsidiaries` trade receivables, arising from sales of products and services to their customers through use of credit cards, post-dated checks, sales vouchers and installment purchase booklets.

PAFIDC has a predetermined duration of five years, beginning in October 2003, renewable for an additional five-year period. The capital structure of the fund is composed of 79.8% senior quotas held by third parties and 20.2% subordinated quotas held by the Company.

The net assets of PAFIDC at September 30, 2006 and June 30, 2006 are summarized as follows:

	9.30.2006	6.30.2006
Assets
Available funds	133,971	138,373
Accounts receivable	757,214	722,034
Allowance for doubtful accounts		(11)

Total assets	891,185	860,396

Liabilities and shareholders’ equity
Accounts payable	196	2,932
Shareholders’ equity (*)	890,989	857,464

Total liabilities and shareholders’ equity	891,185	860,396

(*) includes mandatory redeemable quotas of interest in the amount of R$ 711,053 (R$ 686,030 at June 30, 2006).

In accordance with the fund regulations, the series B senior quotaholders amortized, at June 23, 2006, R$ 111,628. At June 23, 2007, the principal amount of R$ 71,700 will be amortized, updated by the reference yield, and the quotaholders may redeem the remaining balance at the end of the fund’s term. The series A quotaholders will redeem their quotas only at the end of the fund’s term.

Subordinated quotas allotted to the Company are recorded in noncurrent assets in the Receivables Securitization Fund account, which balance, at September 30, 2006, was R$ 157,804 and R$ 179,936 in the Consolidated (R$ 150,348 at June 30, 2006 and R$ 171,434 in the Consolidated). The retained interest in subordinated quotas represents the maximum exposure to loss under the securitization transactions. At June 23, 2006, the amounts of R$ 28,242 were amortized by CBD and R$ 32,507 in the Consolidated. These amounts, in compliance with the fund regulations, are related to the yield exceeding the benchmark defined, attributable to the subordinated quotas.

Subordinated quotas are non-transferable and registered, and were issued in a single series,. The Company will redeem the remaining subordinated quotas only after the redemption of senior quotas or at the end of the fund’s term. Once the senior quotas have been remunerated, the subordinated quotas will receive the balance of the fund’s net assets after absorbing any default on the credit rights transferred to the fund and any losses attributed to the fund. Their redemption value is subject to credit, prepayment, and interest rate risks on the transferred financial assets.

The holders of senior quotas have no recourse against the other assets of the Company in the event customers default on the amounts due. As defined in the agreement between the Company and PAFIDC, the transfer of credit rights is irrevocable, non-retroactive and the transfer is definitive and not enforceable against the Company.

The assignors shall assign and transfer receivables to the PAFIDC over a period of five years, renewable for a further period of five years.

The Fund financial statements for the quarters ended at September 30, 2006 and June 30, 2006 were audited by other independent auditors, who issued an unqualified report on the special review and are consolidated into the Company’s financial statements. At September 30, 2006, PAFIDC’s total assets and net income represented 8.4% and 30.0%, respectively, in relation to the Company’s consolidated financial statements (8.3% and 9.8%, respectively at June, 30, 2006).

8. Balances and Transactions with Related Parties

Balances

	Accounts receivable (payable)	Trade commissions	Intercompany	Proposed dividends
Company		receivable (payable)	receivable (payable)

Pão de Açúcar Industria e Comércio S.A.	861	-	-	-
Sendas S.A.	-	-	17,824	-
Novasoc	19,492	1,698	-	-
Sé	36,072	489,491	-	-
Sendas Distribuidora	31,416	(366,701)	480,937	-
Versalhes	(60,462)	6,655	-	-
Sigua	-	323	-	-
MFP	-	867	-	-
FIC	13,701	-	-	-
Others	6,350	7,426	-	-

Balances at 9.30.2006	47,430	139,759	498,761	-

Balances at 6.30.2006	(26,092)	210,596	480,802	-

Transactions held during the quarter ended at September 30, 2006

	Services rendered and		Net financial
Company	rents	Net sales (purchases)	income	Dividend paid

Pão de Açúcar Industria e Comércio S.A.	(3,240)	-	-	-
Casino Guichard Perrachon ("Casino")	(4,807)	-	-	-
Península Participações Ltda. ("Península")	-	-	-	-
Vieri	-	-	-	-
Onix 2006 Participações Ltda. ("ONIX")	-	-	-	-
Rio Plate Empreendimentos e Participações Ltda. ("Rio Plate")	-	-	-	-
Fundo de Invest.Imob.Península	(80,848)	-	-	-
Novasoc	5,269	129,821	-	-
Sé	12,139	306,164	-	-
CIPAL	576	32,635	-	-
Sendas Distribuidora	83,507	170,801	28,167	-
Versalhes	-	(281,341)	-	-
Others	(11,637)	-	-	-

Balance at 9.30.2006	959	358,080	28,167	-

Balance at 6.30.2006	235	213,995	19,531	32,615

Accounts receivable and sale of goods relate to the supply of stores, mainly of Novasoc, Sé and Sendas Distribuidora, by the Company's warehouse and were made substantially at cost; the remaining transactions with related parties are carried out at usual market prices and conditions. The trade commission contracts with related parties are subject to an administration fee.

In addition to the transactions shown in the above table, during the quarter ended September 30, 2006, the following related-party transactions were carried out:

(i) Leases

CBD leases 22 properties from the Diniz family. For the quarter ended September 30, 2006, payments under such leases totaled R$ 3,737 (R$ 3,807 at June 30, 2006).

Sendas Distribuidora leases 57 properties from the Sendas family and 7 properties from CBD. For the quarter ended September 30, 2006, the total lease payments amounted to R$ 7,191 and R$ 1,218, respectively (R$ 7,248 and R$ 1,223, respectively, at June 30, 2006). In September 2005, the amount of R$ 10,509 was advanced to Sendas S.A. regarding the lease of 7 stores, which is being paid in 37 installments. At September 30, 2006 the balance receivable corresponded to R$ 7,741 (R$ 8,496 at June 30, 2006).

The leases were taken out under terms similar to those that would have been established if they had been taken out with non-related parties.

(ii) Fundo de Investimento Imobiliário Península leases

On October 3, 2005, final agreements were entered into referring to the sale of 60 Company and subsidiary properties to a real estate fund named Fundo de Investimento Imobiliário Península. The properties sold were leased back to the Company for a twenty-year term, renewable for two further consecutive periods of ten years each. CBD was granted a long-term lease agreement for all properties that were part of this operation, in addition to periodic reviews of the minimum rent amounts. In addition, CBD has the right to exit individual stores before termination of the lease term, in case of the company be no longer interested in maintaining such leases.

The total amount paid under these leases for the quarter ended September 30, 2006 was R$ 27,680 (R$ 28,195 at June 30, 2006), of which R$ 26,861 was paid by CBD (R$ 27,339 at June 30, 2006), R$ 707 (R$ 742 at June 30, 2006) paid by Novasoc and R$ 112 (R$ 114 at June 30, 2006) paid by Sé.

(iii) Right of use of the Goodlight brand

The Company paid the amount of R$ 57 for the quarter ended September 30, 2006 (R$ 57 at June 30, 2006) for the right of use of the Goodlight brand, owned by Diniz family. As from October 1, 2006, the Company will no longer hold the exclusive rights of use of this brand, and there are no encumbrances for the Company foreseen in the agreement for the use of rights of such brand.

(iv) Apportionment of corporate expenses

Central corporate costs are passed on to subsidiaries and affiliated companies by the amount effectively incurred with such services.

(v) Technical Assistance Agreement with Casino

In CBD Board of Directors’ meeting held on July 21, 2005, a Technical Assistance Agreement was signed with Casino, whereby, through the annual payment of US$ 2,727, Casino shall provide services to CBD related to technical assistance in the human resources, own brands, marketing and communications, global campaigns and administrative assistance areas, among others. This agreement is effective for 7 years, with automatic renewal for an indeterminate term. This agreement was approved in the Extraordinary General Meeting held on August 16, 2005. For the quarter ended September 30, 2006, CBD paid R$ 1,533 (R$ 1,641 at June 30, 2006) in connection with the services provided for under such agreement.

(vi) Acquisition of property from the Diniz family

Five properties were purchased in May 2006, at market cost, at the total amount of R$ 35,356, with an outstanding balance due in September 2006 of R$ 6,350:

1 store at Avenida Epitácio Pessoa, 1277, João Pessoa – state of Paraíba (PB), at the total amount of R$ 7,480, outstanding balance due in September 30, 2006 of R$ 3,740.

1 store at Rua Cel Boaventura M Pereira, 298, Jundiaí – state of São Paulo (SP), at the total amount of R$ 5,220, outstanding balance due in September 30, 2006 of R$ 2,610.

1 store at Rua Dna Primitiva Vianco, 400, Osasco – state of São Paulo (SP), at the total amount of R$ 6,790, totally paied, with no encumbrance, in June 2006.

2 real estate properties at Avenida Salgado Filho – Guarulhos – state of São Paulo (SP), at the total amount of R$ 15,866, totally paied, with no encumbrance, in June 2006.

9. Investments

a) Information on investments at September 30 and June 30, 2006

				At September 30, 2006

	Shares/ quotas of	Holding (direct or indirect)%	Paid-in	Shareholders’ equity (capital deficiency)	Net income (loss) for the quarter ended on 09.30.06
	interest held		capital

Novasoc	1,000	10.00	10	(50,713)	821
Sé	1,133,990,699	91.92	1,233,671	1,201,757	6,121
Sendas Distribuidora	450,001,000	42.57	835,677	532,455	(42,189)
Nova Saper	36,362	99.99	0.4	100	-
Versalhes	10,000	90.00	10	(1,246)	647
MFP	14,999	99.99	15	174	89
Sigua	29,999	99.99	30	(51)	2
P.A. Publicidade	9,999	99.99	10	-	-

	At June 30, 2006

				Shareholders’ equity (capital deficiency)	Net income (loss) for the quarter ended on 06.30.06
	Shares/ quotas of interest held
		Holding (direct or indirect)%	Paid-in capital

Novasoc	1,000	10.00	10	(51,534)	(1,088)
Sé	1,133,990,699	91.92	1,233,671	1,195,636	(4,588)
Sendas Distribuidora	450,001,000	42.57	835,677	574,643	(46,184)
Nova Saper	36,362	99.99	0.4	100	-
Versalhes	10,000	90.00	10	(1,892)	(182)
MFP	14,999	99.99	15	86	71
Sigua	29,999	99.99	30	(53)	(83)
P.A. Publicidade	9,999	99.99	10	-	-

b) Change in investments

	Parent Company							Consolidated

	Novasoc		Versalhes	Cipal	Nova Saper	Other	Total	Total
		Sé

Balances at March 31, 2006	-	1,259,698	-	-	2,018	2,431	1,264,147	217,951

Additions	-	-	-	-	-	100	100	100
Equity results	(1,088)	(4,217)	(163)	170	-	(12)	(5,310)	(12,150)
Goodwill amortization	-	(3,787)	-	-	(27)	(209)	(4,023)	(4,069)
Mergers and Acquisitions	-	-	-	6,138	-	100	6,238	(1,229)
Transfer to net assets	-	-	-	(5,079)	-	-	(5,079)	-
Transfer to deferred charges	-	-	-	(1,229)	-	-	(1,229)	-
Transfer to provision for capital
deficiency	1,088	-	163	-	-	-	1,251	-

Balances at June 30, 2006	-	1,251,694	-	-	1,991	2,410	1,256,095	200,603

Additions	-	-	-	-	-	-	-	16,000
Equity results	821	5,627	583		-	86	7,117	(14,958)
Goodwill amortization	-	(4,801)	-	-	(25)	(269)	(5,095)	(5,099)
Transfer to provision for capital
deficiency	(821)	-	(583)	-	-	-	(1,404)	-

Balances at September 30, 2006	-	1,252,520	-	-	1,966	2,227	1,256,713	196,546

(i)	Novasoc: Novasoc has, currently, 16 lease agreements with Paes Mendonça with a five- year term, which may be extended twice for similar periods through notification to the leaseholder, with final maturity in 2014. During the term of the contract, the shareholders of Paes Mendonça cannot sell their shares without prior and express consent of Novasoc. Paes Mendonça is by contract fully and solely responsible for all and any tax, labor, social security, commercial and other liabilities.

Under Novasoc bylaws, the distribution of its net income need not be proportional to the holding of each shareholder in the capital of the company. As per members’ decision, the Company holds 99.98% of Novasoc’s results as from 2000.

At September 30, 2006, the subsidiaries Novasoc and Versalhes recorded capital deficiency. With a view to the future operating continuity and economic feasibility of such subsidiaries, assured by the parent company, the Company recorded R$ 51,834 (R$ 53,237 at June 30, 2006), under “Provision for capital deficiency” to recognize its obligations before creditors.

(ii)	Sé Supermercados – Sé holds a direct interest in Miravalles, corresponding to 50% of total capital. Investment at Miravalles indirectly represents investment at FIC (Note 9 (e)). The investment is recognized by the equity accounting method.

Goodwill recorded in the acquisition of investments is supported by appraisal reports of independent experts and is based principally on their expected future profitability and the appreciation of property and equipment, and is amortized based on the projected profitability of the stores acquired over a period of up to ten years. Upon acquisition of the companies, the portion related to expected future profitability was transferred to deferred charges (Note 11).

c) Merged investment

The Extraordinary General Meeting held on April 27, 2006 approved the merger of the subsidiary Companhia Pernambucana de Alimentação – CIPAL, net assets of which on the date of the merger are summarized below:

Assets		Liabilities
Current Assets	7,104	Current Liabilities	8,730
Noncurrent Assets	6,379	Noncurrent Liabilities	7,315
Property and Equipment	7,541	Shareholders' Equity	5,079

Investments	100

Total	21,124	Total	21,124

d) Investment agreement – CBD and Sendas

In February 2004, based on the Investment and Association Agreement, the companies CBD and Sendas S.A. constituted, by means of transfer of assets, rights and obligations, a new company known as Sendas Distribuidora S.A., with the objective of operating in the retailing market in general, through the association of operating activities of both networks in the State of Rio de Janeiro. CBD’s indirect interest in Sendas Distribuidora at September 30, 2006 corresponded to 42.57% of total capital. It is incumbent upon CBD´s Board of Executive Officers to conduct the operating and administrative management of Sendas Distribuidora, in addition to its prevailing decision when electing or removing executive officers.

Pursuant to its Shareholders’ Agreement, Sendas S.A. may at any time as from February 1, 2007 exercise the right to barter its paid-in shares or a portion thereof, for preferred shares of CBD. At September 30, 2006, Sendas S.A. held 42.57% shareholding in the total capital of Sendas Distribuidora, 23.65% of which already paid-in and 18.92% to be paid-in.

Should Sendas S.A. exercise such right to barter, CBD will comply with the obligation, through one of the following:

i) To conduct the share barter trade for the Value of Transfer (*);

ii) To purchase the shares on which the barter rights have been exercised in cash, for the Value of Transfer (*);

iii) To adopt any corporate procedure (CBD capital increase, merger of shares as per article 252 of the Corporate Law, or any other);

(*) Value of Transfer will be the value of the paid-in shares (23.65% at September 30, 2006), which must the higher among the options below, limited to CBD’s market value:

  Price of shares calculated based on the company’s valuation to be calculated by acknowledged investment bank;
  Price of shares calculated based on the company’s valuation, equivalent to 40% (forty percent) on gross sales of Sendas Distribuidora in the 12 (twelve) months preceding the acquisition date.

CBD Preferred shares owned by Sendas S.A., after exchange, shall only be sold according to the following dates:

  Between February 1, 2007 and January 31, 2010: one third (1/3) of CBD Preferred shares;
  Between February 1, 2010 and January 31, 2013: one third (1/3) of CBD Preferred shares;
  As from February 1, 2013: the remaining CBD Preferred shares still held by Sendas S.A.

On September 16, 2005, Sendas S.A. on one side, and CBD and its subsidiaries, on the other side, entered into the 2nd Amendment and Consolidation to the Sendas Distribuidora Shareholders’ Agreement, through which, among the following, resolved on:

  The adoption of new proportionality when appointing Board of Director members, being CBD then entitled to appoint 7 out of the 13 members that comprise Sendas Distribuidora’s Board of Directors;
  The postponement of the Additional Term ("Second Term") of Payment of Class A Preferred Shares not paid in by Sendas S.A., to until February 28, 2014, being stipulated that throughout this period, the payment of shares shall only be made in cash. Should Sendas S.A. not pay its shares in the above mentioned period, such shares will be cancelled.

(i) CADE (Administrative Council for Economic Defense)

On March 5, 2004, Sendas Distribuidora shareholders entered into an Operation Reversibility Agreement related to the association between CBD and Sendas S.A. in the State of Rio de Janeiro, which establishes conditions to be observed until the final decision on the association process, such as the continuance, totally or partially, of the stores under Sendas Distribuidora responsibility, maintenance of the work posts in accordance with the average gross revenue by employee of the five largest supermarket chains, non-reduction of the term of current lease agreements, among others.

Shareholders are waiting for the conclusion of the process, however, based on the opinion of their legal advisors and on the normal procedural steps of the process, they believe that the association will be approved by the CADE.

(ii) Capital subscription by the AIG Group

In order to reducing net indebtedness and strengthening the capital structure of the subsidiary Sendas Distribuidora, on November 30, 2004, its shareholders and investment funds of the AIG Group ("AIG") entered into an agreement through which AIG invested the amount of R$ 135,675 (equivalent to US$ 50 million) in Sendas Distribuidora, by means of subscription and payment of 157,082,802 Class B preferred shares, issued by Sendas Distribuidora, representing 14.86% of its capital. AIG has waived its rights to receive dividends, until November 30, 2008.

After this operation, the Company, through its subsidiary Sé, now holds 42.57% of the Sendas Distribuidora total capital.

According to the above mentioned agreement, CBD and AIG mutually granted reciprocal call and put options of the shares purchased by AIG in Sendas Distribuidora, which may be exercised within approximately 4 years.

Upon exercising the referred options, the shares issued by Sendas Distribuidora to AIG will represent a put against CBD which may be used to subscribe up to three billion preferred shares to be issued by CBD in a future capital increase.

The price of the future issuance of CBD preferred shares will be set based on market value at the time of issuance, and the amount of issued shares will enable the payment by AIG in the maximum quantity referred to above. If the AIG value of Sendas Distribuidora’s shares results in more than the value of three billion shares of CBD, CBD will pay the difference in cash.

The exit of AIG from Sendas Distribuidora is defined based on the “Exit Price”, the calculation is based on the EBITDA, EBITDA multiple and the Net Financial Indebtedness of Sendas Distribuidora. This “Exit Price” will give AIG the right to purchase CBD preferred shares according the criteria below:

  Should the “Exit Price” be lower than the equivalent to two billion CBD preferred shares (at market value on the occasion), the number of shares to be issued will be defined by the “Exit Price” divided by the CBD preferred share market value;
  Should the “Exit Price” exceed the equivalent to two billion CBD preferred shares (at market value on the occasion), the number of shares to be issued will be, at CBD discretion, a minimum of two billion shares and a maximum of three billion shares, and the difference between the “Exit Price” and the amount equivalent to the number of CBD preferred shares issued (defined by CBD) will be paid in cash.

At September 30, 2006, total AIG shareholding represented a credit of R$ 139,080 (R$ 141,403 at June 30, 2006), which, converted to the average quotation of the last week of September 2006 of CBD shares in the São Paulo Stock Exchange (BOVESPA), would be equivalent to a total of 2,379,112,000 shares (2,029,293,000 shares at June 30, 2006) of the Company (2% of its capital).

d) Investment agreement – CBD and Itaú

Miravalles Empreendimentos e Participações S.A. ("Miravalles"), a company set up in July 2004 and owner of exploitation rights of the Company´s financial activities, received funds from Itaú related to capital subscription, entitling Itaú to hold the equivalent to 50% of such company. Subsequently, with capital of R$ 150,000, Miravalles set up Financeira Itaú CBD S.A. – FIC, a company which operates in structuring and commercialization of financial products and services exclusively to CBD customers.

The subscription made by Itaú in Miravalles resulted in gain from shareholding dilution of R$ 380,444 in 2004. This gain was reduced by the disposal of certain assets related to the operation, by provisions for start-up costs and, particularly, by the portion related to the agreement to make certain amounts subject to performance goals during a maximum period of five years, as from the start-up of FIC operations, which occurred in the first quarter of 2005. The net gain was recorded (after the aforementioned reductions) under “Non-operating results” for the year ended December 31, 2004.

On December 22, 2005, an amendment to the partnership agreement between CBD, Itaú and FIC was signed, and the clauses referring to meeting of performance goals, initially established, were changed. By such amendment, the meeting of goals and the guarantee account are not longer tied, and fines for noncompliance of other performance goals were established. At September 30, 2006 the Company recognized the net amount of R$ 14,372 in the quarter (R$ 7,782 at June 30, 2006) under non-operating results, due to the Board’s reassessment concerning the probability of fina charging during the quarter, maintaining a net provision amounting to R$ 35,111 (R$ 49,483 at June 30, 2006) for payment of fines should the remaining goals not be met.

This partnership, which is effective for 20 years (and may be extended), resulted in operating synergies, enabling expansion and improvement of the current offer of services and products to CBD customers, including, among others, Private Label Credit Cards (Own label: restricted to use within CBD stores), credit card company cards with widespread acceptance, direct credit to consumers and personal loans. The operational management of FIC is under the responsibility of Itaú.

The Miravalles’ financial information for the quarters ended September 30 and June 30, 2006 were reviewed by other independent auditors, who issued an unqualified report on the special review. At September 30, 2006, total assets and net result of operations of said investee represented 0.4% and (34.5)%, (0.4% and (12.0%) at June 30, 2006) respectively, in relation to the Company’s consolidated quarterly information.

10. Property and Equipment

	Parent Company

	Annual depreciation rates %		9.30.2006			6.30.2006

		Weighted		Accumulated
	Nominal	average	Cost	depreciation	Net	Net

Land	-	-	523,604	-	523,604	512,054
Buildings	3.33	3.33	1,972,501	(383,132)	1,589,369	1,542,481
Leasehold improvements	(*)	6.9	1,093,540	(424,925)	668,615	660,367
Equipment	10.0 to 33.0	18.0	1,089,417	(761,354)	328,063	339,322
Installations	20.0 to 25.0	20.0	380,788	(300,495)	80,293	77,154
Furniture and fixtures	10.0	10.0	190,637	(92,530)	98,107	99,251
Vehicles	20.0	20.0	22,521	(17,075)	5,446	4,345
Construction in progress	-	-	82,987	-	82,987	12,018
Other	10.0	10.0	15,995	(11,862)	4,133	2,862

TOTAL			5,371,990	(1,991,373)	3,380,617	3,249,854

Average quarterly / annual depreciation rate					3.98	2.77

	Consolidated

	Annual depreciation rates %		9.30.2006			6.30.2006

		Weighted		Accumulated
	Nominal	average	Cost	depreciation	Net	Net

Land	-	-	567,232	-	567,232	553,602
Buildings	3.33	3.33	2,053,229	(396,500)	1,656,729	1,610,600
Leasehold improvements	(*)	6.9	1,611,611	(597,172)	1,014,439	1,014,733
Equipment	10.0 to 33.0	18.0	1,292,774	(856,322)	436,452	451,489
Installations	20.0 to 25.0	20.0	496,271	(364,017)	132,254	128,817
Furniture and fixtures	10.0	10.0	275,150	(118,125)	157,025	159,717
Vehicles	20.0	20.0	25,861	(20,076)	5,785	4,561
Construction in progress	-	-	84,640	-	84,640	13,075
Other	10.0	10.0	16,011	(11,879)	4,132	2,862

TOTAL			6,422,779	(2,364,091)	4,058,688	3,939,456

Average quarterly / annual depreciation rate					4.42	3.07

(*)	Leasehold improvements are depreciated based on the lower of the estimated useful life of the asset or the lease term of agreements, whichever is shorter.

a) Additions to property and equipment

	Parent Company			Consolidated

	9.30.2006	6.30.2006	9.30.2006	6.30.2006

Additions (i)	192,551	134,954	203,294	141,981
Capitalized interest (ii)	22,883	7,195	23,631	7,698

	215,434	142,149	226,925	149,679

(i)	Additions made by the Company relate to purchases of operating assets, acquisition of land and buildings to expand activities, construction of new stores, modernization of existing warehouses, improvements of various stores and investment in information technology.

(ii)	Interest and financial charges on loans and financing obtained from third parties directly or indirectly attributable to the process of purchase, construction and operating expansion, are capitalized during the construction and refurbishment of the Company’s stores in conformity with CVM Ruling 193/96. The capitalized interest and financial charges are appropriated to results over the depreciation periods of the corresponding assets.

11. Deferred Charges

	Balances at				Balances at
	6.30.2006	Additions	Write-offs	Amortization	9.30.2006

Parent Company
Goodwill	338,778	-	(2,417)	(23,025)	313,336
Pre-operating expenses	65,477	7,054	-	(2,890)	69,641

Subtotal	404,255	7,054	(2,417)	(25,915)	382,977

Subsidiaries
Goodwill	523,462	-	-	(14,038)	509,424
Pre-operating expenses	469	-	-	(11)	458

Subtotal	523,931	-	-	(14,049)	509,882

Total	928,186	7,054	(2,417)	(39,964)	892,859

a) Goodwill

Upon the acquisition of subsidiaries, the amounts originally recorded under investments – as goodwill based mainly on expected future profitability –, were transferred to “Deferred charges”, and will continue to be amortized over periods consistent with the earnings projections on which they were originally based, limited to 10 years.

b) Pre-operating expenses and other

Expenses incurred in 2005 concerning the property sales project, related basically to long-term contract initial fee, will be amortized according to their maturity. The project also includes expenses with professional fees, to be amortized over 5 years.

This also includes expenses with specialized consulting fees, incurred during the development and implementation of strategic projects that began in the fourth quarter of 2005 and are still in place in 2006, and whose final objective is to obtain efficiency and productivity gains already in 2006. The major projects involve commercial strategy and a new category management process, including the “Nacionalização de Compras” project – related to the development of local suppliers -, pricing management, and review of the product line. Each project has a defined process and cost, with technical feasibility supported by future benefits to be provided by them. As soon as the projects are concluded, expenses will be amortized on a straight-line basis, over a period proportional to the benefit generated, not exceeding five years.

12. Loans and Financing

		Parent Company			Consolidated

	Annual financial charges	9.30.2006	6.30.2006	9.30.2006	6.30.2006

Current
In local currency
BNDES (ii)	TJLP + 1.0% to 4.1%	105,710	119,875	105,710	119,875

Working capital (i)	TJLP + 1.7% to 7.0% of the CDI	5,916	3,494	5,916	3,494
	Weighted average rate of 104.0% of CDI
	(104.0% at June 30, 2006)	2,211	4,283	4,105	14,116

PAFIDC Quotas (iii)	Senior B - 101% of CDI	-	-	71,100	-

In foreign currency	with swap for Brazilian reais
BNDES (ii)	Exchange variation + 3.5% to 4.1%	17,553	19,235	17,553	19,235

Working capital (i)	Weighted average rate of 103.8% of CDI
	(104.4% at June 30, 2006)	251,248	245,783	483,527	267,300

Imports	US dollar exchange variation	6,056	7,924	8,108	9,922

		388,694	400,594	696,019	433,942

Noncurrent
In local currency
BNDES (ii)	TJLP + 1.0% to 4.1%	128,918	145,721	128,918	145,721

Working capital (i)	TJLP + 1.7% to 7.0%	6,882	4,176	6,882	4,176

PAFIDC Quotas (iii)	Senior A - 105.0% of CDI	-	-	479,378	462,300
	Senior B - 101.0% of CDI	-	-	160,575	223,730

In foreign currency	with swap for Brazilian reais
BNDES (ii)	Exchange variation + 3.5% to 4.1%	22,535	26,330	22,535	26,330

Working capital (i)	Weighted average rate of 103.4% of CDI

	(103.6% at June 30, 2006 )	129,938	125,538	691,874	841,078

		288,273	301,765	1,490,162	1,703,335

The Company uses swaps operations to switch obligations from fixed interest rate in U.S. dollar to Brazilian real related to CDI (floating) interest rate. The Company entered, contemporaneously with the same counterparty, into cross-currency interest rate swaps and has treated the instruments on a combined basis as though the loans were originally denominated in reais and accrued interest at floating rates.

The annualized CDI benchmark rate at September 30, 2006 was 13.4% (15.2% at June 30, 2006).

(i) Working capital financing

Obtained from local banks and primarily used to fund customer credit. Working capital financing is mostly secured by promissory notes.

(ii) BNDES credit line

The line of credit agreements, denominated in reais, with the Brazilian National Bank for Economic and Social Development (BNDES), are either subject to the indexation based on TJLP rate (long-term rate) or are denominated based on a basket of foreign currencies to reflect the BNDES’ funding portfolio, plus an annual interest rates, in both cases.

The Company cannot offer any assets as collateral for loans to other parties without the prior authorization of BNDES and is required to comply with certain debt covenants, measured in accordance with Brazilian GAAP, including: (i) maintenance of a capitalization ratio (shareholders' equity/total assets) equal to or in excess of 0.40 and (ii) maintenance of a current ratio (current assets/current liabilities) equal to or in excess of 1.05. Management effectively controls and monitors covenants, which were fully performed. The parent company offered pledges as a joint and several liable party for settlement of the agreements presented below:

		Grace	Number of
		period in	monthly
Contract date	Annual financial charge	months	installments	Maturity	9.30.2006	6.30.2006

Jan 13, 2000	TJLP + 3.5%	12	72	Jan 2007	3,531	6,157
Nov 10, 2000	TJLP + 1.0% to 3.5%	20	60	May 207	30,088	41,212
Nov 10, 2000	Foreign currency basket + 3.5%	20	60	Jul 2007	6,037	7,976
Nov 14, 2000	TJLP + 2.0%	20	60	Jun 2007	2,033	2,700
Mar 12, 2002	Foreign currency basket + 3.5%	12	48	Mar 2007	329	501
Apr 25, 2002	TJLP + 3.5%	6	60	Oct 2007	11,055	13,556
Apr 25, 2002	Foreign currency basket + 3.5%	6	60	Oct 2007	1,557	1,947
Nov 11, 2003	Foreign currency + 4.1%	14	60	Jan 2010	32,166	35,141
Nov 11, 2003	TJLP + 4.1%	12	60	Nov 2009	177,218	190,468
Nov 11, 2003	TJLP + 1.0%	12	60	Nov 2009	10,702	11,503

					274,716	311,161

In the event the TJLP exceeds 6% per annum, the excess is added to the principal. For the quarters ended September 30, 2006 and June 30, 2006, R$ 857 and R$ 1,491, respectively, were added to the principal.

(iii) Redeemable PAFIDC quotas of interest

As per Official Memorandum CVM/SNC/SEP 01/2006, the Company reclassified the amounts under the caption “Redeemable PAFIDC quotas of interest”, due to their characteristics, to the “Loans and financing” group of accounts (Note 7).

Characteristics of the PAFIDC quotas of interest:

Types of quotas	Number	Yield	Redemption date
Senior A	5,826	105.0 % of CDI	7.4.2008
Senior B	4,300	101.0 % of CDI	7.4.2008

(iv) Maturities of loans and financing:

	Parent Company	Consolidated

	9.30.2006	9.30.2006

2007	201,201	201,201
2008	74,017	1,069,198
2009	13,055	13,541
2010	-	206,222

	288,273	1,490,162

13. Debentures

a) Breakdown of outstanding debentures:

			Annual
			financial
	Type	Outstanding	charges	9.30.2006	6.30.2006

5th issue - 1st series	Floating	40,149	CDI + 0.95%	401,491	416,556

Parent Company/Consolidated – Current and noncurrent				401,491	416,556

Noncurrent liabilities				(401,490)	(401,490)

Current liabilities				1	15,066

The noncurrent portion of these debentures (5th issue – 1st series) matures in 2007.

b) Debenture activity

	Number of
	debentures	Amount

At March 31, 2006	40,149	401,490

Interest, net of payments		15,066
At June 30, 2006	40,149	416,556

Interest, net of payments	-	(15,065)

At September 30, 2006	40,149	401,491

c) Additional information

Fifth issue - On October 4, 2002, shareholders approved the issue and public placement limited to R$ 600,000 of 60,000 non-convertible debentures. The Company received proceeds of R$ 411,959, for 40,149 non-convertible debentures issued from the first series. The debentures are indexed to the average rate of Interbank Deposits (DI) and accrue annual spread of 1.45% payable every six months. The first series was renegotiated on September 9, 2004, to accrue interest of CDI plus an annual spread of 0.95% as from October 1, 2004 which is payable semi-annually, beginning on April 1, 2005 and ending on October 1, 2007. The debentures will not be subject to renegotiation until maturity on October 1, 2007. The Company is required to comply with certain debt covenants measured in accordance with Brazilian GAAP: (i) Net Debt (debt less cash and cash equivalents and accounts receivable) not higher than the balance of shareholders’ equity; (ii) maintenance of a ratio between Net Debt and EBITDA (earnings before income and social contribution taxes, depreciation and amortization), less than or equal to 4. The Company is in full performance related to all debt covenants.

14. Provision for Contingencies

Provision for contingencies is estimated by management, supported by its legal counsel. Such provision was set up in an amount considered sufficient to cover losses considered probable by the Company’s legal counsel, as shown below:

		Parent Company		Consolidated

	9.30.2006	6.30.2006	9.30.2006	6.30.2006

COFINS and PIS (i)	956,389	932,280	991,094	975,892
Labor claims	40,815	45,206	43,468	47,791
Civil and other	137,538	106,406	155,499	122,979

	1,134,742	1,083,892	1,190,061	1,146,662

a) Taxes

Tax-related contingencies are indexed to the SELIC (Central Bank Overnight Rate), of 14.17% at September 30, 2006 (15.18% at June 30, 2006) and, in some cases, are subject to fines. In all cases, when applicable, both interest charges and fines have been computed with respect to unpaid amounts and are fully accrued.

i) COFINS and PIS

The rate for COFINS increased from 2% to 3% in 1999 and the tax base of both COFINS and PIS was extended in 1999 to encompass other types of income, including financial income. The Company is challenging the increase in contributions to the COFINS and PIS taxes. Provision for COFINS and PIS includes unpaid amounts, monetarily restated, resulting from the suit filed by the Company and its subsidiaries, claiming the right to not apply Law 9718/98, permitting it to determine the payment of COFINS under the terms of Complementary Law 70/91 (2% of revenue) and of PIS under Law 9715/98 (0.65% of revenue) as from February 1, 1999. The lawsuits are in progress at the Regional Federal Court, and up to this moment, the company has not been required to make judicial deposits.

After the enactment of Law 10,637, dated December 31, 2002, which established new rules for PIS assessment, with effects as from December 1st, 2002 on, and Law 10,833/03, dated December 29, 2003, with effects as from February 1st 2004 on, the Company and its subsidiaries started to pay these contributions as provided for by prevailing laws.

The Subsidiary Sé Supermercados Ltda. obtained on September 22, 2006, final favorable ruling regarding the questioning linked to the broadening of COFINS and PIS tax base, resulting in a reversal of the provision in the amount of R$ 8,874 and R$ 921, respectively, on that date.

b) Labor claims

The Company is party to numerous lawsuits involving disputes with its employees, primarily arising from layoffs in the ordinary course of business. At September 30, 2006, the Company recorded a provision of R$ 43,468 (R$ 47,791 at June 30, 2006) for contingencies related to labor claims, which are in progress mostly at lower courts (nearly 80%). Management, based on advice from legal counsel, evaluates these contingencies and provides for losses where probable and reasonably estimable, bearing in mind previous experiences in relation to the amounts sought. Labor claims are indexed to the TR (Referential Interest Rate), of 1.6% at September 30, 2006 (1% at June 30, 2006), plus 1% monthly interest.

c) Civil and other

The Company is a defendant, at several judicial levels, in lawsuits of civil natures, among others. The Company sets up provisions for losses in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal counsel consider losses to be probable.

Among these lawsuits, we point out the following:

  The company obtained a writ of mandamus in order to be entitled to not pay the contributions provided for by Complementary Law 110/2001 related to the FGTS (Government Severance Indemnity Fund for Employees) financing. The lawsuit is in progress at the Regional Federal Court and the amount accrued is R$ 40,231 (R$ 37,646 at June 30, 2006).

  The Company is challenging the constitutionality of the contribution to SEBRAE and requested, by means of a writ of prevention, the payment of the restated credit of amounts paid, through the offsetting of the balances payable to SESC (Social Service for Trade) and SENAC (National Service for Commercial Training). The company was granted the right of not paying the falling due contributions, inasmuch as it provides for the judicial deposits, as usual. The writ of prevention was filed and the Company’s legal advisors have obtained a Declaratory Action at lower court of appeals maintaining the proceeding. The accrued amount at September 30, 2006 is R$ 28,825 (R$ 27,336 at June 30, 2006).

  The Company by means of a writ of mandamus is challenging the constitutionality of the FUNRURAL (Rural Workers’ Assistance Fund) for companies located in urban areas. The lawsuit is in progress at the Regional Federal Court and the amount of the provision is R$ 29,793 (R$ 28,979 at June 30, 2006).

  The Company has provisioned the amount of R$ 17,684 related to several ongoing proceedings in the State level, referring to tax assessment notices and other ICMS matters related to value-added tax on sales and services.

d) Possible losses

The Company has other contingencies which have been analyzed by the legal counsel, which losses were evaluated as possible but not probable, and therefore have not been accrued, at September 30, 2006, as follows:

  INSS (Social Security Tax) – the Company was served notice regarding collection of payroll charges on benefits granted to its employees, and the loss, considered possible, amounts to R$ 106,965 (R$ 97,537 at June 30, 2006). This lawsuit is under discussion in the administrative phase and there is no judicial deposit.

  Income tax – the Company was served tax assessment notice in relation to exclusion from the IRPJ (Corporate Income Tax) tax base of accounts payable regarding certain taxes with suspended enforceability, which, from the tax authorities’ point of view, should not have been excluded. Possible loss concerning said notice amounts to R$ 39,392 (R$ 38,599 at June 30, 2006), with no judicial deposit up to this moment.

  Other contingencies – they are related to lawsuits under the civil court scope, special civil court and PROCON (Consumer Protection Agency), in great majority related to suits for damages, amounting to R$ 40,343 (R$ 28,095 at June 30, 2006). There are also other lawsuits related to the FINSOCIAL (Tax for Social Security Financing) at the amount of R$ 17,676 (R$ 17,767 at June 30, 2006) and tax assessments notices in the State level, regarding the use of ICMS credits related to electricity and tax substitution, suppliers believed to be disreputable by the tax authorities, among others, at the amount of R$ 104,110 (R$ 24,672 at June 30, 2006). Several other lawsuits with non-significant individual amounts are being discussed in the administrative level, amounting to R$ 35,722 at September 30, 2006 (R$ 9,509 at June 30, 2006).

  As already disclosed since the Quarterly Financial Statements (ITR) of September 2005, the Company was served notice in a State level as to the ICMS, related to purchase, manufacturing and sale transactions for export purposes of soybean and its byproducts, in which, in the tax authorities’ understanding, the circulation of products did not take place. The total amount of such notices for which the Company's legal advisors deem an unfavorable outcome to be possible (R$ 78,824) or remote (R$ 371,787), including the principal, fine and interest, totaled R$ 450,611(updated as of September 30, 2006).

  On October 17, 2006, the Company obtained partial won on this matter by the Tax Court (Tribunal de Impostos e Taxas - TIT), which reduced the total amount to R$ 266,909, updated until October 31, 2006. On October 31, 2006, Company’s management opted to adhere to the state tax amnesty program, ruled by Law no. 12,399/06, sanctioned by the São Paulo State Governor, which granted, partial and substantially, amnesty on the payment of fine and interest for fiscal debts deriving from taxable events related to the ICMS, which took until December 31, 2005. In this way, the Company settled the payment of the full amount of debts, on October 31, 2006, which after the 90% granted reduction in the amount of fines and of 50% in the amount of interests, reached the final sum of R$ 96,771.

  In attention to requirements of “NPC 10 – Subsequent Events to Balance Sheet Date” and CVM Deliberation No.505 as of June 19, 2006, the Company accounted on September 30, 2006, the total payment carried out on October 31, 2006.

  In accordance with the systematical interpretation of the sole paragraph of article one, of Law 12,399/06, above mentioned, the taxpayer’s adhesion to such amnesty program does not implicate in waiver of rights, thus not allowing its use as reasoning or fundamental to the questioning of any other fiscal demand.

  Regarding the Federal level in the previous quarter the Company was served notice regarding these operations, in relation to PIS, COFINS and Income Tax, the amount classified as possible by our legal advisors, and not considered probable is as of R$152,397. Such lawsuits are being discussed in the administrative level and there are no judicial deposits related to them.

  Occasional subsequent changes in the expectation of risk of the referred to lawsuits, as well as other losses considered as remote and not informed above, may require that additional provision for contingencies be set up.

e) Restricted escrow deposits

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made court escrow deposits (restricted deposits) of equivalent amounts pending final legal decisions, in addition to collateral deposits related to provisions for judicial suits. The amount of restricted escrow deposits at September 30, 2006 stood at R$ 243,169 (R$ 248,704 at June 30, 2006).

f) Tax audits

In accordance with current legislation in Brazil, federal, state and municipal taxes and payroll charges are subject to audit by the related authorities, for periods that vary between 5 and 30 years.

15. Taxes Payable in Installments

Due to judicial precedent formed in decisions which were unfavorable for other taxpayers in similar lawsuits, the Company decided to withdraw certain claims and legal actions, opting to join the Special Tax Payment Installments Program (PAES), pursuant to Law 10,680/2003. These installment payments are subject to the Long-Term Interest Rate – TJLP and may be payable in up to 120 months.

The amounts payable in installments were as follows:

		Parent Company		Consolidated

	9.30.2006	6.30.2006	9.30.2006	6.30.2006

Current
I.N.S.S.	35,191	34,669	35,321	34,797
C.P.M.F.	13,479	13,262	15,439	15,192
Others	680	-	841	-

	49,350	47,931	51,601	49,989

Non-Current
I.N.S.S.	202,349	208,014	203,095	208,781
C.P.M.F.	77,256	79,392	88,525	90,973
Others	3,314	-	4,588	-

	282,919	287,406	296,208	299,754

16. Income and Social Contribution Taxes

a) Income and social contribution tax reconciliation in the nine-month periods ended:

		Parent Company		Consolidated

	9.30.2006	9.30.2005	9.30.2006	9.30.2005

Income before income taxes	84,232	259,724	810	206,765

Income tax at nominal rate	(21,058)	(64,931)	(203)	(51,691)

Income tax incentive	2,731	2,252	3,449	2,387
Equity results and provision for capital deficiency of
subsidiary	791	7,595	(14,573)	(3,869)
Other permanent adjustments and social contribution
rates, net	107	(6,438)	10,581	773

Effective income tax	(17,429)	(61,522)	(746)	(52,400)

Income tax for the year
Current	(59,184)	(74,537)	(82,763)	(97,328)
Deferred	41,755	13,015	82,017	44,928

	(17,429)	(61,522)	(746)	(52,400)

Effective rate	-20.7%	-23.7%	-92.1%	-25.3%

b) Breakdown of deferred income and social contribution taxes

The major components of the deferred income and social contribution taxes accounts in the balance sheet are as follows:

		Parent Company		Consolidated

	9.30.2006	6.30.2006	9.30.2006	6.30.2006

Deferred income and social contribution tax assets
Tax losses and negative basis	-	-	274,822	268,247
Provision for contingencies	50,561	41,953	82,692	57,576
Provision for hedge and exchange variation accounted
on a cash basis	23,674	21,223	71,182	61,594
Allowance for doubtful accounts	11,464	7,705	11,741	7,989
Goodwill amortization	19,809	18,535	80,284	81,414
Deferred gains from shareholding dilution, net	7,125	11,155	7,125	11,155
Other	32,528	12,253	22,506	17,013

Total deferred income tax asset	145,161	112,824	550,352	504,988

Current assets	47,365	77,728	78,559	109,300
Noncurrent assets	97,796	35,096	471,793	395,688

At September 30, 2006, in compliance with CVM Deliberation 371, the Company and its subsidiaries recorded deferred income and social contribution taxes tax credits arising from tax loss carryforward, negative basis of social contribution and temporary differences in the amount of R$ 145,161 (R$ 112,824 at June 30, 2006) in the Parent Company and R$ 550,352 (R$ 504,988 at June 30, 2006) in Consolidated.

Recognition of deferred income and social contribution tax assets refer basically to tax loss, negative basis of social contribution and temporary differences carryforward, acquired from Sé Supermercados, and those generated by the subsidiary Sendas Distribuidora, realization of which, following restructuring measures, was considered probable.

The Company prepares annual studies of scenarios and generation of future taxable income, which are approved by management, indicating the capacity of benefiting from the tax credit set up.

Based on such studies, the Company estimates that the recovery of tax credits will occur in up to ten years, as follows:

c) Breakdown of deferred income and social contribution taxes

		September 30, 2006

	Parent Company	Consolidated

2006	32,731	46,676
2007	14,634	43,545
2008	13,222	42,857
2009	13,222	45,786
2010 to 2014	71,352	371,488

	145,161	550,352

17. Shareholders’ Equity

a) Capital

Authorized capital comprises 200,000,000,000 shares approved at the Extraordinary General Meeting held on June 22, 2005. Fully subscribed and paid-up capital is comprised of 113,771,378,433 registered shares with no par value, of which 49,839,925,688 shares are common with voting rights and 63,931,452,745 are preferred shares.

Breakdown of capital stock and share volume:

	Share volume - in thousands

			Common
	Capital	Preferred shares	shares

At December 31, 2005	3,680,240	63,827,990	49,839,926

Stock option (i)
Series VI	7,120	101,400	-
Series VII	92	2,063	-
Capitalization of revenue reserves (ii)	267,177	-	-

At September 30, 2006	3,954,629	63,931,453	49,839,926

(i) The Board of Directors approved the capital stock increase with the subscription and payment of the shares of the Stock Options Plan:

Meeting	Series	Volume (thousands)	Unit value ( thousand shares)	Total
4.7.2006	VI	101,400	70.22	7,120
6.9.2006	VII	2,063	44.24	92

(ii) At April 27, 2006, the Extraordinary General Meeting approved the capital stock increase with capitalization of the expansion (R$ 240,460) and retention reserves (R$ 26,717).

b) Share rights

The preferred shares are non-voting and have preference with respect to the distribution of capital in the event of liquidation. Each shareholder has the right pursuant to the Company's bylaws to receive a proportional amount, based on their respective holdings to total common and preferred shares outstanding, of a total dividend of at least 25% of annual net income determined on the basis of financial statements prepared in accordance with Brazilian GAAP, to the extent profits are distributable, and after transfers to reserves as required by Brazilian Corporation Law, and a proportional amount of any additional dividends declared. Beginning in 2003, the preferred shares are entitled to receive a dividend 10% greater than that paid to common shares.

The Company’s bylaws provide that, to the extent funds are available, minimum non-cumulative preferred dividend to the preferred shares in the amount of R$ 0.15 per thousand preferred shares and dividends to the preferred shares shall be 10% higher than the dividends to common shares up to or, if determined by the shareholders, in excess of the mandatory distribution.

Management is required by the Brazilian Corporation Law to propose dividends at year-end to conform with the mandatory minimum dividend regulations, which can include the interest attributed to equity, net of tax.

c) Revenue reserve

(i) Legal reserve – the legal reserve may be transferred to capital or used to absorb losses, but is not, generally, available for distribution as cash dividends.

The legal reserve is formed based on appropriations from retained earnings of 5% of annual net income as stated in the Company’s financial statements prepared in accordance with Brazilian GAAP before any appropriations, and limited to 20% of the capital.

(ii) Expansion reserve: was approved by the shareholders to reserve funds to finance additional capital investments and working capital through the appropriation of up to 100% of the net income remaining after the legal appropriations.

d) Preferred stock option plan

The Company offers a stock option plan for the purchase of preferred shares to management and employees. The exercise of options guarantees the beneficiaries the same rights granted to the Company's other shareholders. The management of this plan was attributed to a committee designated by the Board of Directors.

The option price for each lot of shares is, at least, 60% of the weighted average price of the preferred shares traded in the week the option is granted. The percentage may vary for each beneficiary or series.

The right to exercise the options is acquired in the following manner and terms: (i) 50% in the last month of the third year following the option date (1st tranche) and (ii) 50% in the last month of the fifth year following the option date (2nd tranche), with the condition that a certain number of shares will be restricted as to sale until the date the beneficiary retires.

The price of option from the date of concession to the date of exercise thereof by the employee is updated by reference to the General Market Price Index - IGP-M variation, less dividends attributed for the period.

Information on the stock option plans is summarized below:

	Number of	Price on
	shares	the date of	Price at
	(per thousand)	granting	9.30.2006

Options in force

Series VI – March 15, 2002	412,600	47.00	70.75
Series VII – May 16, 2003	499,840	40.00	44.66
Series VIII – April 30, 2004	431,110	52.00	56.24
Series IX – April 15, 2005	494,545	52.00	51.37
Series X – July 7, 2006	450,735	66.00	66.53

	2,288,830

Options exercised in 2005	(145,677)
Options exercised in 2006	(103,463)
Cancelled options	(470,864)
Balance of options in force	1,568,826

Options not granted	1,831,174
Current balance of the option plan	3,400,000

At September 30, 2006, the Company’s preferred shares quotation on the São Paulo Stock Exchange amounted to R$ 56.29 per thousand shares.

18. Financial Instruments

a) General considerations

Management considers that risk of concentration in financial institutions is low, as operations are limited to traditional, highly-rated banks and within approved limits.

b) Concentration of credit risk

The Company’s sales are direct to customers. Credit risk is minimized due to the large customer base and current control procedures that monitor the creditworthiness of customers. Advances to suppliers are made only to selected suppliers. The financial condition of suppliers is analyzed on an ongoing basis to limit credit risk.

In order to minimize credit risk from investments, the Company adopts policies restricting cash and/or marketable securities that may be allocated to a single financial institution, and which take into consideration monetary limits and financial institution credit ratings.

c) Market value of financial instruments

Estimated market value of financial instruments at September 30, 2006 approximates market value, reflecting maturities or frequent price adjustments of these instruments, as shown below:

	At September 30, 2006

	Parent Company		Consolidated

	Book	Market	Book	Market

Assets
Cash and cash equivalents	65,226	65,226	109,172	109,172
Current marketable securities	512,103	512,103	1,300,551	1,300,551
Receivables securitization fund	157,804	157,804	-	-

	735,133	735,133	1,409,723	1,409,723

Liabilities
Current and noncurrent loans and
financings	676,967	678,707	2,186,181	2,199,114
Current and noncurrent debentures	401,491	433,055	401,491	433,055

	1,078,458	1,111,762	2,587,672	2,632,169

Market value of financial assets and of current and noncurrent financing, when applicable, was determined using current interest rates available for operations carried out under similar conditions and remaining maturities.

In order to translating the financial charges and exchange variation of loans denominated in foreign currency into local currency, the Company contracted swap operations, pegging the referred to charges to the CDI variation, which reflects market value.

d) Currency and interest rate risk management

The utilization of derivative instruments and operations involving interest rates aims at protecting the results of assets and liabilities operations of the Company, conducted by the finance operations area, in accordance with the strategy previously approved by management.

The cross-currency interest rate swaps permit the Company to exchange fixed rate interest in U.S. dollars on short-term and long-term debt (Note 12) for floating rate interest in Brazilian reais. As of September 30, 2006, the U.S. dollar-denominated short-term and long-term debt balances of R$ 1,223,597, equivalent to US$ 562,780 (R$ 1,118,299 - US$ 516,703 at June 30, 2006), include financing of R$ 1,215,489, equivalent to US$ 559,051 (R$ 1,108,377 - US$ 512,118 at June 30, 2006), at weighted average interest rates of 5.1% per annum (5.7% p.a. at June 30, 2006) which are covered by floating rate swaps, linked to a percentage of the CDI in Brazilian reais, calculated at weighted average rate of 103.6% of CDI (103.3% of CDI at June 30, 2006).

19. Insurance Coverage (Not Reviewed)

Coverage at September 30, 2006 is considered sufficient by management to meet possible losses and is summarized as follows:

Insured assets	Risks covered	Amount insured

Property, equipments and inventories	Named risks	R$ 5,818,682
Profit	Loss of profit	R$ 2,900,000
Cash	Theft	R$ 43,473

The Company also holds a specific policy covering civil liability risks in the amount of R$ 40,340.

20. Non-operating Income (Expenses)

Non-operating income, net, mainly results from partial recognition of gains due to dilution related to the partnership with Itaú, in the amount of R$ 14,372 (R$ 7,782 at June 30, 2006), and from non-operating items write-off due to closing of stores during the quarter in the amount of R$ (4,355) in the Parent Company and R$ (4,355) in the Consolidated, R$ (6,972) in the Parent Company at June 30, 2006 and R$ (25,205) in the Consolidated.

21. Encumbrances, Collaterals and Contingent and Eventual Liabilities

The company has granted collaterals to some lawsuits of civil, labor and tax nature, as shown below:

			Letter of
Lawsuits	Properties	Equipment	guarantee	Total

Tax	370,461	1,614	61,882	433,957
Labor	7,902	3,220	11,759	22,881
Civil and others	10,846	353	9,376	20,575

Total	389,209	5,187	83,017	477,413

22. Supplemental Information

The supplemental information presents the statement of cash flows prepared in accordance with the IBRACON – Brazilian Institute of Accountants and Procedures (NPC-20) considering significant transactions that influenced the available cash and marketable securities of the Company. The statement is divided into operating, investing and financing activities.

The Company is also presenting the statement of added value, prepared according to CVM Rulings 15/87 and 24/92, and CVM Official Memorandum 01/00. The template adopted was proposed by NBCT 3.7 from the Federal Accounting Council (CFC), and presents the results for the period from the point of view of the generation and distribution of wealth, the main beneficiaries of which are the employees, the government, lenders and shareholders.

a) Statement of cash flow

	Parent Company		Consolidated

	Nine-month periods ended at

	9.30.2006	9.30.2005	9.30.2006	9.30.2005

Cash flow from operating activities
Net income for the period	57,803	192,202	57,803	192,202
Adjusted net income
Deferred income tax	(41,755)	(13,015)	(82,017)	(44,928)
Net book value of permanent asset disposal	11,391	3,611	29,625	6,770
Net gains from shareholding dilution	(28,173)	-	(28,173)	-
Depreciation and amortization	285,601	288,424	388,134	386,626
Interest and monetary variations, net of
payment	88,449	(47,701)	166,974	9,693
Equity results	(9,218)	(30,382)	41,895	12,189
Provision for contingencies	66,509	33,983	54,507	37,041
Minority interest	-	-	(66,739)	(43,837)

	430,607	427,122	562,009	555,756

Increase (decrease) in assets
Accounts receivable	275,776	200,656	266,908	280,339
Advances to suppliers and employees	(9,343)	(9,185)	(9,753)	(10,386)
Inventories	1,949	(5,968)	18,139	(23,623)
Recoverable taxes	11,063	55,231	(3,569)	57,926
Other assets	(29,285)	69,735	(40,985)	45,391
Related parties	126,482	(468,657)	(19,274)	(6,429)
Judicial deposits	767	(14,228)	(6,198)	(33,905)

	377,409	(172,416)	205,268	309,313

Increase (decrease) in liabilities
Accounts payable	(240,534)	(329,656)	(283,902)	(369,135)
Payroll and social charges	44,624	24,531	49,762	31,729
Taxes and social contributions	(63,180)	(23,642)	(60,569)	(21,334)
Other accounts payable	107,051	68,511	116,634	88,396

	(152,039)	(260,256)	(178,075)	(270,344)

Net cash flow generated (used) in operating activities	(655,977)	(5,550)	589,202	594,725

	Parent Company		Consolidated

	Nine-month periods ended at

	9.30.2006	9.30.2005	9.30.2006	9.30.2005

Cash flow from investing activities
Net cash in subsidiaries merger	1,090	-	-	-
Receipt of amortization of PAFIDC quotas	28,509	-	-	-
Acquisition of companies	(100)	-	(24,600)	(19,037)
Acquisition of property and equipment	(468,761)	(456,040)	(501,229)	(599,274)
Increase in deferred charges	(18,252)	(50,372)	(18,252)	(51,177)
Advances for future sale of property	-	1,029,000	-	1,029,000
Sale of property and equipment	-	8,000	-	8,000

Net cash flow generated (used) in investing activities	(457,514)	530,588	(544,081)	367,512

Cash flow from financing activities
Capital increase	7,212	-	7,212	-
Financings
Funding and refinancing	63,279	237,404	129,275	834,568
Payments	(360,204)	(720,775)	(420,669)	(1,285,714)
Payment of dividends	(62,053)	(89,059)	(62,053)	(89,059)

Net cash flow generated (used) in financing activities	(351,766)	(572,430)	(346,235)	(540,205)

Net increase (decrease) in cash and cash equivalents	(153,303)	(47,392)	(301,114)	422,032

Cash and cash equivalents at end of the period	577,329	712,186	1,409,723	1,601,502
Cash and cash equivalents at the beginning of the
period	730,632	759,578	1,710,837	1,179,470

Change in cash and cash equivalents	(153,303)	(47,392)	(301,114)	422,032

Cash flow supplemental information
Interest paid on loans and financings	102,724	356,119	215,843	484,597

b) Statement of added value

	Parent Company				Consolidated

	Accumulated until

	9.30.2006%		9.30.2005%		9.30.2006%		9.30.2005%

Revenues
Sales of goods	8,500,082		8,142,277		11,816,641		11,598,884
Credit write-offs	(9,792)		(21,881)		(10,716)		(28,338)
Non-operating	(4,523)		4,423		(22,785)		(5,792)

	8,485,767		8,124,819		11,783,140		11,564,754

Materials acquired from third
parties
Cost of sales	(6,070,377)		(5,507,558)		(8,503,497)		(7,901,979)
Materials, energy, outsourced
services and others	(606,200)		(559,083)		(879,804)		(870,834)

	(6,676,577)		(6,066,641)		(9,383,301)		(8,772,813)

Gross added value	1,809,190		2,058,178		2,399,839		2,791,941

Retentions
Depreciation and amortization	(292,048)		(289,813)		(396,666)		(388,505)

Net added value produced by
the Company	1,517,142		1,768,365		2,003,173		2,043,436

Transfers received
Equity results	9,218		30,382		(41,895)		(12,189)
Minority interest	-		-		66,739		43,837
Financial income	177,384		264,332		276,173		343,047

	186,602		294,714		301,017		374,695

Total added value to be
distributed	1,863,328	100.0	2,063,079	100,0	2,304,190	100.0	2,778,131	100.0

Distribution of added value
Personnel and related charges	737,667	43.3	616,227	30,0	1,006,058	43.7	873,011	31.4
Taxes rates and contributions	389,067	22.8	756,553	37,1	471,252	20.5	972,281	35.0
Interest and rents	519,207	30.5	489,097	23,7	769,077	33.4	740,637	26.7

Profit Retention	57,803	3.4	192,202	9,3	57,803	2.5	192,202	6.9

23. Subsequent Events

a) Adhesion to the State Tax Amnesty Program:
The company adhered to the State tax amnesty program, pursuant to Law no. 12,399/06 and paid in October 2006 tax debits related to tax assessment notices, as mentioned in note 14 (d).

b) Capital Increase:

On October 30, 2006, Banco Itaú Holding Financeira and the Company increased the social capital of the investee Miravalles Empreendimentos e Participações at the amount of R$ 23,444 each.

c) Sendas Distribuidora:

On October 19, 2006, Sendas S.A. manifested in writing to CBD the wish to exercise the “put” option, pursuant to Clause 6.7 of Sendas Distribuidora Shareholders’ Agreement, related to the transfer of equity control. CBD, understanding that a sale of control was not held, sent a counter-notice to Sendas S.A., with the information that the exercise of the “put” option is not applicable.

On October 31, 2006, CBD received a letter from the Câmara de Conciliação e Arbitragem da Fundação Getulio Vargas – FGV (Chamber of Conciliation and Arbitration of the Getulio Vargas Foundation) informing that Sendas S.A. has filed an appeal and brought the matter to arbitration. CBD will take the applicable measures to participate in the referred arbitration.

05.01 – COMMENTS ON COMPANY PERFORMANCE DURING THE QUARTER

See ITR 08.01 – Comments on Consolidated Performance

06.01 – CONSOLIDATED BALANCE SHEET - ASSETS (Thousands of reais)

1 – CODE	2 – Description	3 – 9.30.2006	4 - 6.30.2006
1	Total assets	10,603,159	10,369,978
1.01	Current assets	4,378,211	4,296,293
1.01.01	Available funds	1,409,723	1,380,420
1.01.01.01	Cash and banks	109,172	74,783
1.01.01.02	Financial investments	1,300,551	1,305,637
1.01.02	Receivables	1,831,135	1,734,354
1.01.02.01	Trade accounts receivable	1,156,022	1,079,283
1.01.02.02	Advances to suppliers and employees	45,565	41,864
1.01.02.03	Taxes recoverable	488,388	460,975
1.01.02.04	Deferred income tax	78,559	109,300
1.01.02.05	Other receivables	62,601	42,932
1.01.03	Inventories	1,097,147	1,129,531
1.01.04	Other	40,206	51 ,988
1.01.04.01	Prepaid expenses	40,206	51 ,988
1.02	Non-current assets	1,076,855	1,005,440
1.02.01	Sundry receivables	1,051,054	980,900
1.02.01.01	Deferred income tax	471 ,793	395,688
1.02.01.02	Judicial deposits	243,169	248,704
1.02.01.03	Trade accounts receivable	331,334	326,140
1.02.01.04	Prepaid expenses	733	1,872
1.02.01.05	Other receivables	4,025	8,496
1.02.02	Receivables from related companies	25,801	24,540
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiary companies	25,801	24,540
1.02.02.02.01	Related parties checking account	25,801	24,540
1.02.02.03	Other related companies	0	0
1.02.03	Other	0	0
1.03	Permanent assets	5,148,093	5,068,245
1.03.01	Investments	196,546	200,603
1.03.01.01	Associated companies	0	0
1.03.01.02	Subsidiary companies	196,546	200,603
1.03.01.03	Other	0	0
1.03.02	Property and equipment	4,058,688	3,939,456
1.03.03	Deferred charges	892,859	928,186

06.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (Thousands of reais)

1 - CODE	2 – Description	3 – 9.30.2006	4 – 6.30.2006
2	Total liabilities	10,603,159	10,369,978
2.01	Current liabilities	2,658,316	2,213,103
2.01 .01	Loans and financing	696,019	433,942
2.01.02	Debentures	1	15,066
2.01 .03	Suppliers	1,370,332	1,250,622
2.01 .04	Taxes, charges and contributions	84,542	81 ,351
2.01 .04.01	Taxes on sales	4,056	4,790
2.01 .04.02	Tax installments	51 ,601	49,989
2.01 .04.03	Provision for income tax	28,885	26,572
2.01 .05	Dividends payable	0	0
2.01 .06	Provisions	0	0
2.01 .07	Payables to related companies	0	0
2.01 .08	Other liabilities	507,422	432,122
2.01 .08.01	Salaries and related contributions	207,401	165,827
2.01.08.02	Public services	7,058	7,139
2.01 .08.03	Rents	34,844	34,252
2.01 .08.04	Advertising	5,546	6,378
2.01 .08.05	Insurance	1,556	2,033
2.01 .08.06	Purchase of assets	36,991	60,567
2.01 .08.07	Other accounts payable	214,026	155,926
2.02	Long-term liabilities	3,406,807	3,551,241
2.02.01	Loans and financing	1,490,162	1,703,335
2.02.02	Debentures	401,490	401,490
2.02.03	Provisions	0	0
2.02.04	Payables to related companies	0	0
2.02.05	Other liabilities	1,515,155	1,446,416
2.02.05.01	Provision for contingencies	1,190,061	1,146,662
2.02.05.02	Tax installments	296,208	299,754
2.02.05.03	Other accounts payable	28,886	0
2.03	Deferred income	0	0
2.04	Minority interest	220,649	244,878
2.05	Shareholders' equity	4,317,387	4,360,756
2.05.01	Paid-up capital	3,954,629	3,954,629
2.05.02	Capital reserves	0	0
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Revenue reserves	362,758	406,127
2.05.04.01	Legal	118,797	118,797
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retention of profits	76,419	119,788
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other	167,542	167,542
2.05.04.07.01	Reserve for expansion	167,542	167,542
2.05.05	Retained earnings/accumulated deficit	0	0

07.01 - CONSOLIDATED STATEMENT OF INCOME (Thousands of reais)

1 – CODE	2 – DESCRIPTION	3 – 7.1.2006 to 9.30.2006	4 – 1.1.2006 to 9.30.2006	5 – 7.1.2005 to 9.30.2005	6 – 1.1.2005 to 9.30.2005
3.01	Gross sales and/or services	3,914,612	11,816,641	3,863,972	11,598,884
3.02	Deductions	(615,702)	(1,879,469)	(646,795)	(1,958,474)
3.03	Net sales and/or services	3,298,910	9,937,172	3,21 7,177	9,640,410
3.04	Cost of sales and/or services rendered	(2,426,118)	(7,110,446)	(2,239,459)	(6,755,453)
3.05	Gross profit	872,792	2,826,726	977,718	2,884,957
3.06	Operating (expenses) income	(946,277)	(2,803,131)	(904,917)	(2,672,400)
3.06.01	Selling	(573,643)	(1,753,193)	(570,457)	(1,679,914)
3.06.02	General and administrative	(117,385)	(352,431)	(113,806)	(347,819)
3.06.03	Financial	(79,137)	(203,985)	(60,367)	(191,951)
3.06.03.01	Financial income	79,742	276,173	125,338	343,047
3.06.03.02	Financial expenses	(158,879)	(480,158)	(185,705)	(534,998)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	(161,149)	(451,627)	(153,843)	(440,527)
3.06.05.01	Taxes and charges	(25,348)	(63,493)	(18,427)	(53,901)
3.06.05.02	Depreciation and amortization	(135,801)	(388,134)	(135,416)	(386,626)
3.06.06	Equity in the results of subsidiary and associated companies	(14,963)	(41,895)	(6,444)	(12,189)
3.07	Operating profit	(73,485)	23,595	72,801	212,557
3.08	Nonoperating results	(12,647)	(22,785)	1,752	(5,792)
3.08.01	Revenue	13,735	34,872	1,752	6,581
3.08.02	Expenses	(26,382)	(57,657)	0	(12,373)
3.09	Income before taxation and profit sharing	(86,132)	810	74,553	206,765
3.10	Provision for income tax and social contribution	(23,825)	(82,763)	(31,743)	(97,328)
3.11	Deferred income tax	45,358	82,017	14,096	44,928
3.12	Statutory profit sharing and contributions	(3,000)	(9,000)	(2,500)	(6,000)
3.12.01	Profit sharing	(3,000)	(9,000)	(2,500)	(6,000)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on shareholders' equity	0	0	0	0
3.14	Minority Interests	24,230	66,739	15,896	43,837
3.15	Net income for the period	(43,369)	57,803	70,302	192,202
	Number of shares, ex-treasury (in thousands)	113.771.379	113.771.379	113.522.239	113.522.239
	Net income per share		0.00051	0.00062	0.00169
	Loss per share	(0.00038)

8.01 – COMMENTS ON THE CONDOLIDATED PERFORMANCE DURING THE QUARTER

Sales Performance
Total net sales increased by 2.5% in the quarter.

The Company’s gross sales amounted to R$3,914.6 million in the third quarter of 2006, a 1.3% increase compared to the previous year. Over the same period, the Company recorded net sales totaling R$3,298.9 million, a 2.5% growth as compared to 2005. Year to date, gross sales amounted to R$11,816.6 million, a 1.9% increase in relation to the first nine months of 2005, and net sales totaled R$9,937.2 million, a 3.1% growth year-over-year.

Note: ‘Same-store’ sales figures refer to only those stores that have been operational for at least 12 months.

Same store - Sales based on the ‘same store’ concept had a slightly positive performance in the third quarter, with a 0.2% growth (gross sales) and a 1.5% increase (net sales). This result was primarily due to the sales of non-food products, which, even after the World Cup, maintained substantial growth rates in the period (17.0%), with a special highlight to the consumer electronics category (especially IT products). Despite its still low share in the Company’s total sales, the e-commerce site (Extra.com) has also presented a substantial growth in the year. In addition, industry data indicate that CBD had market share gains in the period.

Food – Still under the impact of price deflation in relevant product categories (primarily perishable foods and commodities) and also affected by the price reduction, as a consequence of the strategy adopted by the Company, the sales of food products dropped 5.1% in the quarter. This situation affected CBD’s sales performance in July and

August. However, in September, as a result of the price competitiveness strategy implemented over the last months, food sales began to increase in volume (primarily in grocery), when compared to the previous months. In addition, the number of customers in the Company’s stores increased.

Outlook – For the next months, the Company will firmly maintain its competitive price strategy, which is aimed at increasing sales and market share gains, and will seek price competitiveness in the micro-markets in which the stores are located. CBD still expects to reach higher sales based on the ‘same store’ concept in the last quarter as the price strategy consolidates.

Operating Performance
Focus on price competitiveness and expense reductions.

CBD has achieved important results related to its expense reductions, low expense dilution notwithstanding. The gains obtained enabled the Company to expand the investment in higher price competitiveness when compared to 2005 and to the previous quarter, which will be fundamental to achieve future market share gains. In order to support the competitiveness strategy, the pursuit of lower expenses will continue over the next quarters.

On October 31, 2006, the Company chose to adhere to the state fiscal amnesty program governed by Law no. 12,399/06, ratified by the Governor of the State of São Paulo, who partly and considerably pardoned the collection of interest and fine in the payment of fiscal debts resulting from taxable events related to the value-added tax (ICMS), occurred up to December 31, 2005. Thus, the Company paid the total debt related to tax assessments by transactions of purchase, industrialization and sales for exports of soybean and soybean byproducts (as per note disclosed in the Quarterly Information – ITR – of September 2005) on October 31, 2006, which after the 90% reduction ratified in the amount of fines and 50% in the amount of interest, totaled R$96.8 million.

Meeting the requirements of NPC 10 – Subsequent Events to the Balance Sheet Date and CVM Resolution no. 505 as of June 19, 2006, the Company accounted, on September 30, 2006, the full payment made on October 31, 2006.

In accordance with the methodical interpretation of the sole paragraph of article 1 of Law 12,399/06, mentioned above, the taxpayer’s adhesion to said amnesty does not imply waiver of right and therefore, it may not be used as a justification or foundation for questioning any other legal requirement.

Therefore, the total effect of the provision negatively impacted results in R$96.8 million, of which R$2.4 million had already been provisioned in the previous quarter and R$ 94.4 million had impact in 3Q06. Of this total, R$51.9 million had an impact on the Cost of Goods Sold (COGS) and R$42.4 million affected the financial expenses (portion related to fines and interest). The effect net of tax income in net income was R$74.9 million in the quarter, as shown in the table below:

Income Statement - Pro forma reconciliation (thousand R$)

	3rd Quarter			9 Months

	Reported		Pro Forma	Reported		Pro Forma

		Provision			Provision
	2006	Adjustment	2006	2006	Adjustment	2006

Gross Sales Revenue	3,914,612		3,914,612	11,816,641		11,816,641
Net Sales Revenue	3,298,910		3,298,910	9,937,172		9,937,172
Cost of Goods Sold	(2,426,118)	51,938	(2,374,180)	(7,110,446)	51,938	(7,058,508)
Gross Profit	872,792		924,730	2,826,726		2,878,664
Total Operating Expenses	(691,028)		(691,028)	(2,105,624)		(2,105,624)
depreciation, amortization-EBITDA	181,764		233,702	721,102		773,040
-EBIT	45,963		97,901	332,968		384,906
Net Financial Income (Expense)	(79,137)	42,426	(36,711)	(203,985)	42,426	(161,560)
Income Before Income Tax	(86,132)		8,232	810		95,173
Income Tax	21,533	(19,509)	2,024	(746)	(19,509)	(20,255)
Net Income	(43,369)	74,855	31,486	57,803	74,855	132,658
Net Income per 1,000 shares	-0.38		0.28	0.51		1.17

% de Vendas Líquidas	3Q06	3Q06	9M06	9M06

Gross Profit	26.5%	28.0%	28.4%	29.0%
Total Operating Expenses	-20.9%	-20.9%	-21.2%	-21.2%
EBITDA	5.5%	7.1%	7.3%	7.8%
EBIT	1.4%	3.0%	3.4%	3.9%
Net Financial Income (Expense)	-2.4%	-1.1%	-2.1%	-1.6%
Income Before Income Tax	-2.6%	0.3%	0.0%	1.0%
Income Tax	0.7%	0.1%	0.0%	-0.2%
Net Income	-1.3%	1.0%	0.6%	1.3%

The following comments were prepared to reflect the Company’s operating performance as well as its results in the quarter and therefore do not take into account the provision adjustment shown above, since it represents a nonrecurring item that affected the results in the period. Full pro forma income statement is presented in the table on page 10.

A 28.0% pro forma gross margin in the quarter Price reduction strategy contributed to this performance

Pro forma gross income totaled R$924.7 million in the quarter, with a 28.0% gross margin, 240 basis points lower than the 30.4% reported over the same period of the previous year. This performance was the result of the price reduction strategy adopted since June, i.e., gross margin was affected only during one month of last quarter while it was impacted during all months of the third quarter due to the increased competitiveness.

CBD continued its product price revision process aimed at reducing discrepancies compared to its main competitors and enhancing the price perception/image of some highly representative items in the consumers’ cart. In addition, CBD adopted a more aggressive price reduction strategy for the traffic-generating products. This strategy brought about substantial results.

The increase of sales based on the ‘same store’ concept, coupled with the higher market share (based on data recently published by the competition) at the end of the quarter, indicates that the competitiveness strategy is on the right track.

Operating Expenses Operating expenses level is lower than in the previous year, despite weak sales and nonrecurring expenses.

Operating expenses amounted to R$691.0 million in the quarter, only a 1.0% growth as compared to the previous year. As a percentage of net sales, expenses amounted to 20.9%, lower than in the same period of the previous year (21.3%) . This is a significant performance, since it was achieved despite a series of negative events, such as (i) current sales with low dilution, (ii) nonrecurring expenses, which had a negative impact on the quarter (R$11.5 million), (iii) increases in the main expense accounts, such as utilities and personnel, (iv) additional lease expenses of the 60 stores that were not reflected in the previous year (R$27.7 million).

Nonrecurring expenses had a R$6.9 million impact on general and administrative expenses in the quarter. Net of this effect, nominal expenses would have been lower than in the previous year, as well as the expenses as a percentage of net sales, which would have been 3.3% (as compared to 3.5% in the previous year).

The highlight was selling expenses, which, despite nonrecurring expenses totaling R$4.6 million, increased only 0.6% in relation to the previous year and 17.4% on the sales in the quarter (as compared to 17.7% in the same quarter of 2005). Net of nonrecurring expenditures, selling expenses as a net sales percentage would have been 17.2% .

Pro Forma EBITDA Margin was 7.1% Price competitiveness strategy and nonrecurring expenses affected EBITDA in the period

Pro forma EBITDA for the quarter totaled R$233.7 million, with a 7.1% margin – which corresponds to a 20.4% drop in relation to the same period of 2005. This result was highly influenced by the Company’s price competitiveness strategy and, as a result, by the 240 basis points reduction in the period pro forma gross margin. In addition, sales for the quarter were weakened and impacted by price decreases and did not contribute to a higher dilution of expenses.

Net of nonrecurring expenses and additional lease expenses of the 60 stores (which were not reflected in the previous year), EBITDA margin would have presented a 7.0% drop compared to the previous year, with an 8.3% EBITDA margin (9.1% over the same period of 2005).

Pro Forma Financial Income Lower interest rates had a positive impact

The pro-forma net financial income was negative by R$36.7 million in the quarter, an improvement compared to the R$60.4 million negative financial income in the same period of previous year.

Financial expenses decreased from R$185.7 million in previous year to R$116.5 million this year, basically due to the decrease in nominal interest rates. As an example, the accumulated Interbank Deposit Certificate (CDI) variation decreased from 4.53% in 3Q05 to 3.51% in 3Q06.

Although net banking debt showed a R$48.9 million growth year over year, the impact of interest rates decrease is most significant.

Gross bank indebtedness decreased by R$142.9 million, reaching R$1,947.7 million, whereas cash position decreased by R$191.8 million (amounting to R$1,409.7 million). The same positive impact occurred in the adjustments of tax contingencies and payment in installments, representing about 20% of the total financial expenses.

Total financial revenues decreased from R$125.3 million in 2005 to R$79.7 million in 2006. Besides the decrease of financial investment revenues due to the decline in interest rates, the promotional environment of credit sales continued to decrease the revenues with charges in installment sales.

The Company believes its current financial leverage is still low. EBITDA for the first nine months of the year was equivalent to 4.8 times net financial expenses. Net debt with banks was equivalent to 0.50 of EBITDA accumulated in the last four quarters.

Equity Income Equity income is negative, but within the expected.

FIC (Financeira Itaú CBD), a company that offers financial products and services to CBD’s customers, increased its customer portfolio in the quarter exceeding 5 million customers, with the following highlights:(i) over 617,000 credit card customers between general credit cards and exclusive store cards; (ii) 50,000 customers of the new personal loan product; (iii) 103,000 new credit plan contracts; and (iv) 108,000 new extended warranty contracts.

In order to reach this growth and prepare the ground for better results, the Company carried out a prepayment of expenses (infrastructure and development of products), with impact on the third quarter result, which was a negative R$15.0 million for CBD. Net of this effect, the result arising from FIC this quarter would have been slightly lower than the R$12.2 million obtained of the second quarter.

Revenues continue to follow a growth trend, having increased 40% in relation to the previous quarter. Default still remains high, although in line with the growth of the portfolio, presenting signs of improvement, which should become apparent as from the last quarter of this year.

At the end of the period, receivables amounted to R$788 million through the products sold in the Company’s 330 stores.

In line with the business development, we expect negative results to be reduced and break-even point to be achieved by FIC in 2007.

Non-Operating Income Closing of stores and write-off of assets affect the results.

Net non-operating income for the quarter was a negative R$12.6 million. This result was primarily due to the write-off of assets of closed stores (R$4.4 million) and to the write-off of non-operating assets (R$6.0 million).

Minority Interest: Sendas Distribuidora Gross margin remains on the same level of 2Q06

Sendas Distribuidora’s gross sales represented 19.2% of CBD’s total sales and totaled R$753.3 million in the quarter. Net sales amounted to R$652.9 million.

Following the strategy of higher competitiveness that CBD has adopted since the last quarter, Sendas Distribuidora’s gross margin totaled 25.3%, virtually the same level in relation to the previous quarter and 300 basis points lower than the gross margin of the 3Q05.

Even though impacted by nonrecurring expenditures amounting to R$1.5 million in the period, operating expenses were 6.2% lower than in the same quarter of the previous year. In addition, sales have not yet shown a reaction so as to allow a higher dilution of the expenses of the quarter. As a result, EBITDA margin for the period was 1.7% (or 2.0% net of nonrecurring effects), lower than the 5.1% of the third quarter of 2005, due to the lower gross margin for the period.

Financial income was a negative R$36.9 million, which had a strong influence on the results of Sendas Distribuidora. Net income for the quarter was a negative R$42.2 million, generating a minority interest income for CBD amounting to R$24.2 million (R$15.9 million in the third quarter of 2005).

Pro Forma Net Income Net income for the quarter strongly influenced by higher competitiveness and nonrecurring expenses.

Pro forma net income for the quarter amounted to R$31.5 million, a 55.2% decrease in relation to the same period of 2005. This reduction was primarily due to a lower gross margin, which was a result of the price competitiveness strategy (lower by 240 basis points), by nonrecurring expenses, related to restructuring expenditures, in the amount of R$11.5 million as well as by a non-operating income totaling R$12.6 million.

The Company reported a net loss in the quarter amounting to R$43.4 million, negatively impacted by the provision previously mentioned (please refer to comments in “Operating Performance” – page 2). Accumulated net income in the first nine months totaled R$57.8 million.

Investments Amount allocated in the quarter totaled R$226.9 million.

Investments for the period amounted to R$226.9 million, as compared to R$267.5 million in the third quarter of 2005, and were primarily directed to the construction of new stores to be opened in the fourth quarter, the opening of stores and the renovation of stores. In the first nine months of 2006, investments amounted to R$520.5 million, as compared to R$601.6 million in the previous year.

Third quarter highlights were:

  Opening of one Pão de Açúcar store in Piauí and one CompreBem store in São Paulo;
  Construction of 14 stores: four Extra hypermarkets (one in Brasília, one in Recife and two in São Paulo), eight CompreBem supermarkets (seven in São Paulo and one in Rio de Janeiro) and two Pão de Açúcar supermarkets (in São Paulo), all to be opened in the fourth quarter of 2006;
  Opening of two gas stations and one drugstore;
  Renovation of stores;
  Acquisition of land that will be used to build new stores;
  Investments in IT and logistics.

The information in the following tables was not reviewed by the independent auditors.

Gross Sales per Format (R$ thousand)

1st Half	2006	%	2005	%	Chg.(%)

Pão de Açúcar*	1,811,534	22.9%	1,991,069	25.7%	-9.0%
Extra	3,979,026	50.4%	3,725,817	48.2%	6.8%
CompreBem	1,290,444	16.3%	1,256,078	16.2%	2.7%
Extra Eletro	164,195	2.1%	136,214	1.8%	20.5%
Sendas**	656,830	8.3%	625,734	8.1%	5.0%

CBD	7,902,029	100.0%	7,734,912	100.0%	2.2%

3rd Quarter	2006	%	2005	%	Chg.(%)

Pão de Açúcar*	873,692	22.3%	955,383	24.7%	-8.6%
Extra	1,984,225	50.6%	1,840,027	47.6%	7.8%
CompreBem	641,247	16.4%	633,442	16.4%	1.2%
Extra Eletro	92,241	2.4%	68,765	1.8%	34.1%
Sendas**	323,207	8.3%	366,355	9.5%	-11.8%

CBD	3,914,612	100.0%	3,863,972	100.0%	1.3%

9 Months	2006	%	2005	%	Chg.(%)

Pão de Açúcar*	2,685,226	22.7%	2,946,452	25.4%	-8.9%
Extra	5,963,251	50.5%	5,565,844	48.0%	7.1%
CompreBem	1,931,691	16.3%	1,889,520	16.2%	2.2%
Extra Eletro	256,436	2.2%	204,979	1.8%	25.1%
Sendas**	980,037	8.3%	992,089	8.6%	-1.2%

CBD	11,816,641	100.0%	11,598,884	100.0%	1.9%

*Sales growth in Pão de Açúcar format were affected by the closing of 21 stores and by the conversion of 14 stores to CompreBem format between 2005 and 2006.
** Sendas banner which is part of Sendas Distribuidora S/A

Net Sales per Format (R$ thousand)

1st Half	2006	%	2005	%	Chg.(%)

Pão de Açúcar	1,507,923	22.7%	1,643,721	25.5%	-8.3%
Extra	3,332,270	50.2%	3,079,983	48.0%	8.2%
CompreBem	1,092,673	16.5%	1,052,849	16.4%	3.8%
Extra Eletro	127,924	1.9%	102,795	1.6%	24.4%
Sendas*	577,472	8.7%	543,885	8.5%	6.2%

CBD	6,638,262	100.0%	6,423,233	100.0%	3.3%

3rd Quarter	2006	%	2005	%	Chg.(%)

Pão de Açúcar	731,907	22.2%	785,881	24.4%	-6.9%
Extra	1,669,056	50.6%	1,528,672	47.6%	9.2%
CompreBem	541,896	16.4%	530,021	16.5%	2.2%
Extra Eletro	72,954	2.2%	53,047	1.6%	37.5%
Sendas*	283,097	8.6%	319,556	9.9%	-11.4%

CBD	3,298,910	100.0%	3,217,177	100.0%	2.5%

9 Months	2006	%	2005	%	Chg.(%)

Pão de Açúcar	2,239,830	22.5%	2,429,602	25.2%	-7.8%
Extra	5,001,326	50.3%	4,608,655	47.8%	8.5%
CompreBem	1,634,569	16.4%	1,582,870	16.4%	3.3%
Extra Eletro	200,878	2.0%	155,842	1.6%	28.9%
Sendas*	860,569	8.7%	863,441	9.0%	-0.3%

CBD	9,937,172	100.0%	9,640,410	100.0%	3.1%

*Sales growth in Pão de Açúcar format were affected by the stores closing and by the conversion of stores to CompreBem format between 2005 and 2006.
** Sendas banner which is part of Sendas Distribuidora S/A

Sales Breakdown (% of Net Sales)

	2006			2005

	1st Half	3rd Q	9 Months	1st Half	3rd Q	9 Months

Cash	49.4%	49.2%	49.3%	51.2%	50.0%	50.8%
Credit Card	38.6%	38.6%	38.6%	36.5%	37.6%	36.8%
Food Voucher	7.8%	8.3%	8.0%	7.4%	7.5%	7.5%
Credit	4.2%	3.9%	4.1%	4.9%	4.9%	4.9%
Post-dated Checks	2.2%	2.0%	2.2%	3.1%	2.9%	3.0%
Installment Sales	2.0%	1.9%	1.9%	1.8%	2.0%	1.9%

Stores by Format

	Pão de		Extra-				Sales	Number of
	Açúcar	Extra	Eletro	CompreBem	Sendas	CBD	Area (m2)	Employees

12/31/2005	185	79	50	176	66	556	1,206,254	62,803

Opened		1				1
Closed	(15)			(3)	(3)	(21)
Converted	(2)			2		-

6/30/2006	168	80	50	175	63	536	1,181,516	60,618

Opened	1			1		2
Closed	(4)					(4)
Converted						-

9/30/2006	165	80	50	176	63	534	1,176,439	61,136

09.01 – INVESTMENT IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

1 – ITEM	2 – NAME OF COMPANY	3 – BRAZILIAN REVENUE SERVICE REGISTRY OF LEGAL ENTITIES - CNPJ	4 – CLASSIFICATION	5 - % PARTICIPATION IN THE CAPITAL OF THE INVESTEE	6 - % OF NET EQUITY OF THE INVESTOR
7 – TYPE OF COMPANY		8 – NUMBER OF SHARES IN THE CURRENT QUARTER (Thousand)		9 – NUMBER OF SHARES IN THE PRIOR QUARTER (Thousand)

01	NOVASOC COMERCIAL LTDA.	03.139.761/0001-17	PRIVATELY-HELD ASSOCIATED	10,00	-1,17
COMMERCIAL, INDUSTRIAL AND OTHER			1		1

02	SÉ SUPERMERCADOS LTDA.	01.545.828/0001-98	PRIVATELY-HELD SUBSIDIARY	91,92	27,84
COMMERCIAL, INDUSTRIAL AND OTHER			1,133,990		1,133,990

03	SENDAS DISTRIBUIDORA S.A.	06.057.223/0001-71	PRIVATELY-HELD SUBSIDIARY	42,57	12,33
COMMERCIAL, INDUSTRIAL AND OTHER			450,001		450,001

04	VERSALHES COM. PROD. ELETRÔNICOS LTDA.	07.145.984/0001-48	PRIVATELY-HELD SUBSIDIARY	90,00	-0,03
COMMERCIAL, INDUSTRIAL AND OTHER			10		10

10.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUE

1 – Item	01
2 - Issue order number	5
3 – Registration number with CVM	SRE/DEB/2002/038
4 – Date of registration with CVM	11/13/2002
5 – Issued series	1
6 – Type	Simple
7 – Nature	Public
8 - Issue date	10/1/2002
9 - Due date	10/1/2007
10 – Type of debenture	Without preference
11 – Remuneration conditions prevailing	DI + 0.95% p.a.
12 – Premium/discount
13 – Nominal value (reais)	10,375.25
14 – Issued amount (Thousands of reais)	416,556
15 – Number of debentures issued (unit)	40,149
16 – Outstanding debentures (unit)	40,149
17 – Treasury debentures (unit)	0
18 – Redeemed debentures (unit)	0
19 – Converted debentures (unit)	0
20 – Debentures to be placed (unit)	0
21 - Date of last renegotiation	9/9/2004
22 - Date of next event	4/1/2007

16.01 - OTHER SIGNIFICANT INFORMATION

SHAREHOLDING STATUS ON SEPTEMBER 30, 2006

Companhia Brasileira de Distribuição
SHAREHOLDERS	COMMON SHARES	% ON TOTAL CAPITAL	% ON VOTING CAPITAL	PREFERRED SHARES	% ON TOTAL CAPITAL	% ON TOTAL PREFERRED	TOTAL	% ON TOTAL
VIERI	47,009,588,419	41.319345%	94.321145%	0	0.000000%	0.000000%	47,009,588,419	41.319345%
PENINSULA	1,392,087,129	1.223583%	2.793116%	1,304,233,686	1.146364%	2.040050%	2,696,320,815	2.369947%
SEGISOR	1,000	0.000001%	0.000002%	2,067,946,860	1.817634%	3.234631%	2,067,947,860	1.817635%
ABILIO	15	0.000000%	0.000000%	0	0.000000%	0.000000%	15	0.000000%
J. PAULO	10	0.000000%	0.000000%	8,900,000	0.007823%	0.013921%	8,900,010	0.007823%
ANA MARIA	10	0.000000%	0.000000%	40,500,000	0.035598%	0.063349%	40,500,010	0.035598%
P. PAULO	0	0.000000%	0.000000%	360,850	0.000317%	0.000564%	360,850	0.000317%
RIO SOE	1,407,912,871	1.237493%	2.824870%	0	0.000000%	0.000000%	1,407,912,871	1.237493%
FLYLIGHT	0	0.000000%	0.000000%	160,314,807	0.140910%	0.250760%	160,314,807	0.140910%
ONYX 2006	0	0.000000%	0.000000%	10,253,190,000	9.012100%	16.037787%	10,253,190,000	9.012100%
RIO PLATE	0	0.000000%	0.000000%	4,263,896,304	3.747776%	6,669481%	4,263,896,304	3.747776%
MANAGEMENT	95	0.000000%	0.000000%	60,370,010	0.053063%	0.094429%	60,370,105	0.053063%
OTHER	30,336,139	0.026664%	0.060867%	45,771,740,228	40.231331%	71.595026%	45,802,076,367	40.257995%
TOTAL	49,839,925,688	43.807086%	100.000000%	63,931,452,745	56.192914%	100.000000%	113,771,378,433	100.000000%

SHAREHOLDING STATUS - 9.30.2006
Parent Companies – Board of Directors - Supervisory Board
(spouses, companions and dependants)

	COMMON SHARES		PREFERRED SHARES		TOTAL
SHAREHOLDERS	AMOUNT	% ON VOTING CAPITAL	AMOUNT	% ON PREFERRED CAPITAL	AMOUNT	% TOTAL CAPITAL
PARENT COMPANY	49,809,589,454	99.94%	18,099,342,507	28.31%	67,908,931,961	59.69%
BOARD OF DIRECTORS	95	0.000000%	1,690,010	0.00%	1,690,105	0.00%
EXECUTIVE BOARD	0	0.000000%	58,680,000	0.09%	58,680,000	0.05%
OTHER	30,336,139	0.06%	45,771,740,228	71.60%	45,802,076,367	40.26%
TOTAL	49,839,925,688	100.000000%	63,931,452,745	100.00%	113,771,378,433	100.00%
OUTSTANDING SHARES	30,336,139	0.06%	45,771,740,228	71.60%	45,802,076,367	40.26%

SHAREHOLDING STATUS – 9.30.2005
Parent Companies – Board of Directors - Supervisory Board
(spouses, companions and dependants)

	COMMON SHARES		PREFERRED SHARES		TOTAL
SHAREHOLDERS	AMOUNT	% ON VOTING CAPITAL	AMOUNT	% ON PREFERRED CAPITAL	AMOUNT	% TOTAL CAPITAL
PARENT COMPANY	49,809,589,449	99.94%	12,082,256,203	18.97	61,891,845,652	54.52
BOARD OF DIRECTORS	90	0.00%	16,290,000	0.03	16,290,090	0.01
EXECUTIVE BOARD	-	0.00%	126,860,000	0.20	126,860,000	0.11
OTHER	30,336,149	0.06%	51,456,907,542	80.80	51,487,243,691	45.35
TOTAL	49,839,925,688	100.00%	63.682.313.745	100.00	113,522,239,433	100.00
OUTSTANDING SHARES	30,336,239	0.06%	51.600.057.542	81.03	51,630,393,781	45.48

Breakdown up to Individual Level of holders of 5% of Companhia Brasileira de Distribuição on September 30, 2006

VIERI PARTICIPAÇÕES S/A
	COMMON SHARES		PREFERRED CLASS A SHARES		PREFERRED CLASS B SHARES		TOTAL
SHAREHOLDERS	AMOUNT	%	AMOUNT	%	AMOUNT	%	AMOUNT	% TOTAL CAPITAL
SUDACO PARTICIPAÇÕES LTDA	10,187,500,000	50.00%	10,125,000,000	38.01%	14,309,588,419	30.44%	34,622,088,419	73.65%
PENÍNSULA PARTICIPAÇÕES LTDA	10,187,500,000	50.00%	0	0.00%	0	0.00%	10,187,500,000	21.67%
SEGISOR	0	0.00%	2,200,000,000	8.26%	0	0.00%	2,200,000,000	4.68%
TOTAL	20,375,000,000	100.00%	12,325,000,000	46.27%	14,309,588,419	30.44%	47,009,588,419	100.00%

SUDACO PARTICIPAÇÕES LTDA
SHAREHOLDERS	Units of Interest (quotas)%
SEGISOR	3,400,443,025	99.99
FRANCIS ANDRÉ MAUGER	01	0,01
TOTAL	3,400,443,026	100.00

PENÍNSULA PARTICIPAÇÕES LTDA
	Common units of interest		Preferred units of interest		Total
Members	Amount	%	Amount	%	Amount	%
ABILIO DOS SANTOS DINIZ	3,298,340	2.66	1	20,0	3,298,341	2.66
JOÃO PAULO F. DOS SANTOS DINIZ	30,171,223	24.33	1	20,0	30,171,224	24.33
ANA MARIA F. DOS SANTOS DINIZ D`ÁVILA	30,171,223	24.33	1	20,0	30,171,224	24.33
PEDRO PAULO F. DOS SANTOS DINIZ	30,171,223	24.33	1	20,0	30,171,224	24.33
ADRIANA F. DOS SANTOS DINIZ	30,171,223	24.33	1	20,0	30,171,224	24.33
TOTAL	123,983,232	100,00	5	100,00	123,983,237	100,00

ONYX 2006 PARTICIPAÇÕES LTDA
Members	Units of interest (quotas)%
RIO PLATE EMPREENDIMENTOS E PARTICIPAÇÕES LTDA	519,760,367	99.98
ABILIO DOS SANTOS DINIZ	10,001	0.02
Total	519,770,368	100.00

RIO PLATE EMPREENDIMENTOS E PARTICIPAÇÕES LTDA

Members	Units of interest (quotas)%
ABILIO DOS SANTOS DINIZ	466,419,454	63.45
PENÍNSULA PARTICIPAÇÕES LTDA	268,679,490	36.55
Total	735,098,944	100.00

SEGISOR

Shareholders	%
Casino Guichard Perrachon (*)	99.99
Other	0.01
Total	100.00
(*) Foreign company

17.01 - UNQUALIFIED REPORT ON THE SPECIAL REVIEW

A free translation from Portuguese into English of Special Review Report of Independent Auditors on quarterly financial information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil and specific norms issued by IBRACON (Institute of Independent Auditors of Brazil), CFC (Federal Board of Accountancy) and CVM (Brazilian Securities Exchange Commission)

SPECIAL REVIEW REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Companhia Brasileira de Distribuição

1.
We have performed a special review of the accompanying Quarterly Financial Information (“ITR”) of Companhia Brasileira de Distribuição (“the Company”) and of Companhia Brasileira de Distribuição and subsidiaries for the quarter and nine-month period ended September 30, 2006, including the balance sheets, statements of income, report on the Company’s performance and other significant information prepared by Company management, in accordance with accounting practices adopted in Brazil. The quarterly financial information of investees Pão de Açúcar Fundo de Investimento em Direitos Creditórios and Miravalles Empreendimentos e Participações S.A. for the quarter ended September 30, 2006 were reviewed by other independent auditors. Our special review report, insofar as it relates to the amounts of assets, liabilities and results of those investees, is based solely on the limited reviews of those independent auditors.

2.
Our review was conducted in accordance with the specific procedures determined by the Institute of Independent Auditors of Brazil (“IBRACON”) and the Federal Board of Accountancy (“CFC”), and included principally: (a) inquiries of and discussions with the management responsible for the Company’s accounting, financial and operating areas regarding the criteria adopted for the preparation of the quarterly information and (b) review of information and subsequent events which have or might have significant effects on the Company’s operations and financial position.

3.
Based on our special review and on the limited review reports issued by other independent auditors, we are not aware of any material modification that should be made to the Quarterly Financial Information referred to above for it to comply with accounting practices adopted in Brazil and with Brazilian Securities and Exchange Commission (“CVM”) regulations specifically applicable to the preparation of Quarterly Financial Information.

4.
Our review was carried out to enable us to issue a report on the special review of the Quarterly Financial Information, referred to in the first paragraph, taken as a whole. The statements of cash flows and of added value of Companhia Brasileira de Distribuição and of Companhia Brasileira de Distribuição and subsidiaries for the nine-month periods ended September 30, 2006 and 2005, prepared in accordance with the accounting practices adopted in Brazil, which are presented to provide supplementary information about the Company and its subsidiaries, are not required as an integral part of the Quarterly Financial Information. These statements were submitted to the review procedures described in the second paragraph and, based on our review and on the quarterly information reviewed by other independent auditors, we are not aware of any material modification that should be made to these supplementary statements for them to be fairly disclosed, in all material respects, with regard to the Quarterly Financial Information for the nine-month period ended September 30, 2006, taken as a whole.

São Paulo, November 7, 2006

ERNST & YOUNG
Auditores Independentes S.S.
CRC 2SP015199/O-6

Sergio Citeroni Partner
CRC -1SP170652/O-1

18.02 COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY

Associated/Affiliated Company: NOVASOC COMERCIAL LTDA.

See ITR 08.01 – Comments on Consolidated Performance

Associated/Affiliated Company: SÉ SUPERMERCADOS LTDA.

See ITR 08.01 – Comments on Consolidated Performance

Associated/Affiliated Company: SENDAS DISTRIBUIDORA S.A.

See ITR 08.01 – Comments on Consolidated Performance

Associated/Affiliated Company: VERSALHES COM. PROD. ELETRÔNICOS LTDA.

See ITR 08.01 – Comments on Consolidated Performance

Contents

GROUP	ITR	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mail Address)	1
01	04	GENERAL INFORMATION / INDEPENDENT ACCOUNTANT	1
01	05	CAPITAL COMPOSITION	2
01	06	CHARACTERISTICS OF THE COMPANY	2
01	07	COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER	2
01	09	SUBSCRIBED CAPITAL AND ALTERATIONS IN CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET –ASSETS	4
02	02	BALANCE SHEET - LIABILITIES	5
03	01	STATEMENT OF INCOME	6
04	01	NOTES TO THE QUARTERLY INFORMATION	7
05	01	COMMENTS ON COMPANY PERFORMANCE DURING THE QUARTER	48
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	49
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	50
07	01	CONSOLIDATED STATEMENT OF INCOME	51
08	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER	52
09	01	INVESTMENT IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES	62
10	01	CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUE	63
16	01	OTHER SIGNIFICANT INFORMATION	64
17	01	UNQUALIFIED REPORT ON THE SPECIAL REVIEW	67
18	02	COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY	69
		NOVASOC COMERCIAL LTDA.
18	02	COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY	70
		SÉ SUPERMERCADOS LTDA
18	02	COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY	71
		VERSALHES COM. PROD. ELETRÔNICOS LTDA:
18	02	COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY	72

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 13, 2006	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.